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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Pursuant to Rule 424(A)

Subject to Completion, dated June 15, 2001

PROSPECTUS

3,000,000 Shares

Common Stock

We are offering 3,000,000 shares of common stock. Our common stock is quoted on the Nasdaq National Market under the symbol "ITMN." On June 14, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $36.13 per share.

Concurrently with this offering, we are also separately offering $125.0 million aggregate principal amount of convertible subordinated notes due 2006. The completion of this offering is not contingent upon the completion of the concurrent notes offering.

Investing in the shares involves risks. "Risk Factors" begin on page 8.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to InterMune, Inc.	$	$

We have granted the underwriters a 30-day option to purchase up to 450,000 additional shares of common stock to cover any over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about July   , 2001.

LEHMAN BROTHERS
BANC OF AMERICA SECURITIES LLC
ROBERTSON STEPHENS
UBS WARBURG

June   , 2001

[GRAPHICAL MATERIAL ON INSIDE FRONT COVER OF PROSPECTUS]

[Text:

Marketed products]

[GRAPHIC 1: Picture of Infergen packaging, along with vial of Infergen]

[GRAPHIC 2: Picture of Actimmune packaging, along with vial of Actimmuune]

[GRAPHIC 3: Picture of Amphotec packaging, along with a vial of Amphotec]

[Text:

Programs

    INFERGEN*

      Chronic hepatitis C

    AMPHOTEC

      Invasive aspergillosis

    ACTIMMUNE

      Chronic granulomatous disease

      Severe, malignant osteopetrosis

      Idiopathic pulmonary fibrosis

      Multidrug-resistant tuberculosis

      Ovarian cancer

      Cryptococcal meningitis

      Atypical mycobacterial infections

      Cystic fibrosis

      Liver fibrosis

      Non-Hodgkin's lymphoma

    Moli 1901

      Cystic fibrosis

    PA-Monoclonal antibody

      Pseudomonas infections

    SA-Virulence inhibitory factor

      Staphylococcus infections

* We acquired rights to market Infergen in the United States and Canada from Amgen in June 2001. The graphical image of Infergen above is an artist's rendering of the anticipated InterMune product packaging.]

[Text: "Preclinical", "Phase II", "Phase III", "Marketed"]

[GRAPHIC: Bar chart showing the various stages of development of each of the programs referenced above.]

[GRAPHICAL MATERIAL ON INSIDE BACK COVER OF PROSPECTUS]

[Text: InterMune]

    InterMune, our logo, Amphotec and Amphocil are trademarks of InterMune, Inc. Other trademarks and tradenames appearing in this prospectus are the property of their holders.

SUMMARY

    This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully for a complete understanding of this offering and our business.

Our Business

Overview

    We are developing and commercializing innovative products for the treatment of serious pulmonary and infectious diseases and cancer. We have three marketed products, growing product revenues and advanced-stage clinical programs addressing a range of diseases with attractive commercial markets. In the United States, we market our lead product, Actimmune, for the treatment of chronic granulomatous disease and severe, malignant osteopetrosis. We recently acquired rights to Infergen, which is marketed in the United States and Canada for the treatment of chronic hepatitis C infections. We market Amphotec worldwide for the treatment of invasive aspergillosis. We believe that our most significant near-term opportunity is for Actimmune in the treatment of idiopathic pulmonary fibrosis. We estimate that idiopathic pulmonary fibrosis afflicts approximately 50,000 persons in the United States and that the maximum U.S. market opportunity for this disease is $2.5 billion per year. We are currently conducting a Phase III pivotal clinical trial with Actimmune for the treatment of idiopathic pulmonary fibrosis. We believe that the diseases addressed by our other programs also represent significant commercial opportunities for Actimmune and our other product candidates. In 2000, U.S. sales of Actimmune increased by approximately 142% compared to sales in 1999, and, in the first quarter of 2001, U.S. sales of Actimmune increased by approximately 155% compared to the first quarter of 2000.

Actimmune

    We are conducting or in the planning stages of the following clinical trials:

  •
  a Phase III pivotal clinical trial ongoing for the treatment of idiopathic pulmonary fibrosis, a life-threatening lung condition characterized by progressive scarring, or fibrosis, of the lungs;

  •
  a Phase III pivotal clinical trial ongoing for the treatment of multidrug-resistant tuberculosis, a life-threatening infection caused by bacteria known as mycobacteria;

  •
  a Phase III pivotal clinical trial planned to commence in 2001 for the treatment of ovarian cancer, a life-threatening disease caused by uncontrolled cell growth;

  •
  a Phase II clinical trial ongoing and fully enrolled for the treatment of cryptococcal meningitis, a life-threatening type of systemic fungal infection;

  •
  a Phase II clinical trial ongoing for the treatment of atypical, or non-tuberculous, mycobacterial infections;

  •
  a Phase II clinical trial ongoing for the treatment of cystic fibrosis, a life-threatening congenital disorder that leads to chronic pulmonary infection in children;

  •
  a Phase II clinical trial planned to commence in 2001 for the treatment of liver fibrosis, a life-threatening condition of the liver characterized by excessive scarring; and

  •
  a Phase II clinical trial planned to commence in 2001 for the treatment of non-Hodgkin's lymphoma, a life-threatening group of cancers that affect the lymph system.

    The active ingredient of Actimmune is interferon gamma-1b. We plan to independently develop and commercialize Actimmune for multiple diseases in the United States, Canada and Japan. In addition, through our strategic partnership with Boehringer Ingelheim International GmbH, we plan to develop and commercialize Imukin, Boehringer Ingelheim's tradename for interferon gamma-1b, for multiple diseases in Europe and other major markets.

    Interferons, such as interferon gamma-1b, are members of two families of related proteins that are secreted by a variety of cells in the body. Interferon alpha and interferon beta, which are included in one family, have been approved and are currently marketed for the treatment of diseases such as hepatitis B and chronic hepatitis C infections and multiple sclerosis. Interferon gamma, which is included in a separate family of interferons, is biologically distinct from interferon alpha and interferon beta and results in fewer and less severe adverse side effects.

    Chronic granulomatous disease and severe, malignant osteopetrosis. We currently market Actimmune for the treatment of chronic granulomatous disease, a life-threatening congenital disorder that makes patients, mainly children, vulnerable to severe, recurrent bacterial and fungal infections, and severe, malignant osteopetrosis, a life-threatening disorder that results in increased susceptibility to infection and an overgrowth of bony structures that may lead to blindness and/or deafness. Actimmune is the only FDA-approved drug to treat these two diseases. We estimate the aggregate maximum U.S. market opportunity for these two diseases to be $20 million per year.

    Idiopathic pulmonary fibrosis. The cause of idiopathic pulmonary fibrosis is unknown, and currently there is no effective treatment. Clinical trials conducted by independent investigators, however, have demonstrated that interferon gamma-1b may be effective in the treatment of idiopathic pulmonary fibrosis. In particular, a Phase II clinical trial published in October 1999 in The New England Journal of Medicine demonstrated that patients receiving interferon gamma-1b showed statistically significant improvement in lung capacity and blood oxygen levels, while patients in a control group not receiving interferon gamma-1b continued to deteriorate. Based on this data, we are currently conducting a Phase III pivotal clinical trial of Actimmune for the treatment of patients with idiopathic pulmonary fibrosis. Our clinical trial will include at least 260 patients, and we currently expect to complete enrollment by August 2001. As of June 14, 2001, we had enrolled 230 patients in this clinical trial. Based on our anticipated timeline, we currently expect to release the results of the clinical trial by the end of 2002.

Infergen, Amphotec and other programs

    In June 2001, we acquired rights to market Infergen in the United States and Canada from Amgen Inc. The active ingredient in Infergen is interferon alfacon-1. Infergen has been approved by the FDA for the treatment of chronic hepatitis C infections. We plan to relaunch Infergen through our field specialists and medical education programs in the third quarter of 2001. In January 2001, we acquired worldwide rights to Amphotec from ALZA Corporation. Amphotec is an FDA-approved lipid-complexed form of amphotericin B indicated for the treatment of invasive aspergillosis, a life-threatening systemic fungal infection. The product is sold under the tradename Amphotec in the United States and under the tradename Amphocil in more than 20 other countries, but it has not been actively marketed to physicians for at least two years. We recently began to market this product through our field specialists in the United States and through distributors and partners in other parts of the world.

    Other programs include a peptide (Moli1901) in Phase I clinical studies to treat cystic fibrosis; a monoclonal antibody program targeted at treating pseudomonas aeruginosa, a bacterial infection, in preclinical studies and a small-molecule program targeted at treating staphylococcus aureus, a disease-causing bacterium, in preclinical studies.

Our Strategy

    Our objective is to become a leading biopharmaceutical company. We plan to achieve this objective by pursuing an aggressive growth strategy, including the following:

  •
  grow product revenues of Actimmune in the United States through physician education and other activities and internationally through our recent strategic partnership with Boehringer Ingelheim;

  •
  expand our sales and marketing organization by increasing our number of field specialists to 60 by July 2001 and continuing our efforts to educate pulmonologists, infectious disease specialists and oncologists regarding Actimmune, Infergen and Amphotec;

  •
  develop Actimmune and Infergen and seek FDA approvals for the treatment of additional diseases where preclinical studies and clinical trials have shown that Actimmune or Infergen is a potentially effective treatment; and

  •
  continue to in-license or acquire preclinical and development stage programs and FDA-approved products.

THIS OFFERING

    Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option to purchase up to 450,000 shares of common stock.

Common stock offered by us	3,000,000 shares
Common stock to be outstanding after this offering	26,962,702 shares
Use of proceeds
We intend to use the proceeds of this offering and the net proceeds of the concurrent convertible subordinated notes offering, if any, for clinical development, commercialization of our existing products, working capital, in-licensing or acquisition of preclinical and development stage programs and FDA-approved products and general corporate purposes.
Nasdaq National Market symbol	ITMN

    The number of shares of our common stock that will be outstanding after this offering is based on the number of shares outstanding on May 31, 2001 and does not include 2,235,718 shares of common stock issuable upon exercise of outstanding options as of May 31, 2001 at a weighted average exercise price of $22.61 or any shares of common stock issuable upon conversion of any notes issued in the concurrent convertible subordinated notes offering described below.

CONVERTIBLE SUBORDINATED NOTES OFFERING

    Concurrently with this offering, we are offering $125,000,000 aggregate principal amount of convertible subordinated notes due 2006. We may also issue up to an additional $18,750,000 principal amount of notes to cover any over-allotments. This offering and the offering of the notes are not conditioned on each other.

    On April 26, 2001, we changed our name from InterMune Pharmaceuticals, Inc. to InterMune, Inc. Our principal executive offices are located at 1710 Gilbreth Road, Suite 301, Burlingame, CA 94010. Our telephone number is (650) 409-2020. Our website is http://www.intermune.com. We do not intend for the information found on our website to be incorporated into or be a part of this prospectus.

SUMMARY FINANCIAL DATA

    The following summary financial data for the period from February 25, 1998 (inception) to December 31, 1998 and for the two years ended December 31, 1999 and 2000 are derived from our audited financial statements appearing elsewhere in this prospectus. The financial data for the three months ended March 31, 2000 and 2001 are derived from our unaudited financial statements appearing elsewhere in this prospectus. Operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001. The following data should be read together with the financial statements, related notes and other financial information included in this prospectus.

	For the period from February 25, 1998 (inception) to December 31, 1998	Year ended December 31,		Three months ended March 31,
		1999	2000	2000	2001
				(unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
Product sales:
Actimmune, net(1)	$—	$556	$11,201	$106	$4,929
Amphotec, net	—	—	—	—	613

Total net product sales	—	556	11,201	106	5,542
Costs and expenses:
Cost of goods sold	—	240	4,990	55	3,515
Amortization of product rights	—	—	1,777	—	2,118
Research and development	1,235	2,969	20,821	4,227	6,775
Selling, general and administrative	892	2,656	16,152	1,864	6,453
Acquired pre-FDA approval rights	4,000	1,094	—	—	—

Total costs and expenses	6,127	6,959	43,740	6,146	18,861
Loss from operations	(6,127)	(6,403)	(32,539)	(6,040)	(13,319)
Interest income	55	240	8,484	498	2,780
Interest expense	—	(186)	(191)	(90)	(30)

Net loss	$(6,072)	(6,349)	(24,246)	(5,632)	$(10,569)

Preferred stock accretion		(657)	(269)	(269)
Deemed dividend on redeemable preferred stock		—	(27,762)	(27,762)

Net loss applicable to common stockholders		$(7,006)	$(52,277)	$(33,663)

Historical basic and diluted net loss per share		$(9.12)	$(3.05)	$(11.17)	$(0.46)

Shares used in computing historical basic and diluted net loss per share		768	17,114	3,014	23,032

	As of March 31, 2001
	Actual	As adjusted	Pro forma as adjusted
	(unaudited)
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and available-for-sale securities	$175,307	$276,865	$397,515
Working capital	175,435	276,993	397,643
Total assets	192,628	294,186	419,186
Convertible subordinated notes	—	—	$125,000
Accumulated deficit	(47,236)	(47,236)	(47,236)
Total stockholders' equity	186,779	288,337	288,337

    The "as adjusted" column in the table above reflects the sale of 3,000,000 shares of common stock by us in this offering and the estimated net proceeds of this offering of approximately $101.6 million based upon an assumed offering price of $36.13 per share, after deducting the underwriters' discounts and commissions and estimated offering expenses. The "pro forma as adjusted" column in the table above reflects the combination of the "as adjusted" information with the sale of $125.0 million principal amount of notes offered in the concurrent convertible subordinated notes offering and the estimated net proceeds of the convertible subordinated notes offering of approximately $120.7 million, after deducting the underwriters' discounts and commissions and estimated offering expenses.

(1)
Does not include $4.8 million, $1.8 million and $1.8 million of Actimmune sales transacted for Connetics Corporation under a transition agreement for the years ended December 31, 1999 and 2000 and the three months ended March 31, 2000, respectively.

RISK FACTORS

    You should carefully consider the risks described below and the other information in this prospectus before making an investment decision.

Risks Related to Our Business

We are an early stage company and may not succeed in our development efforts.

    We commenced operations in 1998 and are at an early stage of development. We have incurred significant losses to date, and our revenues have been limited primarily to sales of Actimmune. Although we are developing Actimmune for the treatment of idiopathic pulmonary fibrosis, multidrug-resistant tuberculosis, ovarian cancer, atypical mycobacterial infections, cryptococcal meningitis, cystic fibrosis, liver fibrosis and non-Hodgkin's lymphoma, Actimmune will not be marketed for any of these diseases before 2003, if at all. We recently licensed U.S. and Canadian rights to Infergen, and we do not believe that Infergen will provide significant revenue to us before 2002, if ever. Although Amphotec has received regulatory approvals for commercial sales for invasive aspergillosis, we do not believe that it will provide significant revenue to us before 2003, if ever.

Clinical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of our clinical trials.

    We must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and efficacy of Actimmune or any of our other products for the treatment of additional diseases before Actimmune or any of our other products can be approved for commercial sale for these diseases. Clinical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of our clinical trials. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.

    We do not know whether our planned clinical trials will begin on time, or at all, or will be completed on schedule, or at all. If inconclusive results or statistically insignificant efficacy as determined through an interim analysis are experienced during a clinical trial, we may need to increase the number of patients in the trial. In particular, we have scheduled a sample size analysis of our Actimmune Phase III clinical trial for idiopathic pulmonary fibrosis in early 2002. We anticipate the analysis will include an assessment of whether the patient population in our clinical trial is large enough to provide statistically significant clinical results. The results of the analysis may require us to enroll additional patients in our trial, delaying its completion. The commencement or completion of our clinical trials may be delayed or halted for additional reasons, including the following:

  •
  a country's regulatory authority does not approve a clinical trial protocol;

  •
  patients do not enroll in clinical trials at the rate we expect;

  •
  patients experience adverse side effects;

  •
  patients die during a clinical trial for a variety of reasons, including because their disease is too advanced or because they experience medical problems that are not related to Actimmune;

  •
  third-party clinical investigators may not perform our clinical trials on our anticipated schedule or consistent with a clinical trial protocol, and other third-party organizations may not perform data collection and analysis in a timely or accurate manner; and

  •
  inconclusive or negative results are experienced during a clinical trial.

    Our development costs will increase if we have material delays in our clinical trials or if we need to perform more or larger clinical trials than planned. If the delays are significant, our financial results and the commercial prospects for our products will be harmed, and our prospects for profitability will be impaired.

If our clinical trials fail to demonstrate to the FDA and foreign regulatory authorities that Actimmune or any of our other products is safe and effective for the treatment of additional diseases, the regulatory authorities will not permit us to market Actimmune for those diseases.

    Our failure to adequately demonstrate the safety and effectiveness of Actimmune or any of our other products for the treatment of additional diseases will prevent receipt of the FDA's and other regulatory authorities' approval and, ultimately, may prevent commercialization of Actimmune or any of our other products for additional diseases.

    The FDA and foreign regulatory authorities have substantial discretion in deciding whether, based on its benefits and risks in a particular disease, Actimmune or any of our other products should be granted approval for the treatment of a particular disease. Even if we believe that a clinical trial has demonstrated the safety and efficacy of Actimmune or any of our other products for the treatment of a disease, the results may not be satisfactory to the FDA or other regulatory authorities. Preclinical and clinical data can be interpreted by the FDA and other regulators in different ways, which could delay, limit or prevent regulatory approval.

    If regulatory delays are significant, our financial results and the commercial prospects for Actimmune or our other products will be harmed, and our prospects for profitability will be impaired.

If we are unable to contract with third parties to manufacture Actimmune in sufficient quantities, on a timely basis or at an acceptable cost, we may be unable to meet demand for Actimmune and may lose potential revenues.

    We do not have the resources, facilities or experience to manufacture Actimmune ourselves. Completion of our clinical trials and commercialization of Actimmune for new diseases requires access to, or development of, facilities to manufacture a sufficient supply of Actimmune. The FDA must approve facilities that manufacture Actimmune for commercial purposes. We depend on third parties for the manufacture of Actimmune for preclinical and clinical purposes, and we rely on third parties with FDA-approved manufacturing facilities for the manufacture of Actimmune for commercial purposes.

    We presently rely on Genentech for the manufacture of commercially marketed Actimmune, and on Boehringer Ingelheim Austria GmbH for the supply of Actimmune for clinical trials. Our supply agreement with Genentech expired in May 2001. We expect that the final supply of commercial product that we will receive from Genentech during the remainder of 2001 will meet our needs for commercial supply through the end of January 2002. However, Genentech may not provide us with commercial supply consistent with our estimates, and our needs for commercial supply may exceed our current estimates. We are pursuing qualification by the FDA to enable Boehringer Ingelheim to succeed Genentech as our commercial supplier of Actimmune. We filed a biologics license application with the FDA in May 2001 to commence this process. We expect that the FDA will approve Boehringer Ingelheim as a manufacturer of commercially marketed Actimmune by the end of 2001. Accordingly, we believe that the transition from Genentech to Boehringer Ingelheim will not cause any delays in supply of commercial product. However, the FDA may not approve Boehringer Ingelheim as a manufacturer of commercially marketed Actimmune on a timely basis, or at all, in which case Boehringer Ingelheim would not be able to supply us with sufficient quantities of commercial Actimmune by the end of January 2002. If Genentech does not provide us with commercial supply consistent with our estimates, if we do not receive sufficient quantities of commercial Actimmune from

Boehringer Ingelheim by the end of January 2002 or if our needs for commercial supply through the end of January 2002 exceed our current estimates, we will experience a shortage of commercial supply, which would have a material and adverse effect on our revenues, business and financial prospects.

    Our manufacturing strategy for Actimmune also presents the following risks:

  •
  Before we can obtain approval for a new disease for Actimmune, we must demonstrate to the FDA's satisfaction that the drug used in the clinical trials is comparable to the commercial drug.

  •
  Delays in increasing manufacturing capacity to meet our needs for multiple clinical trials could delay clinical trials, regulatory submissions and commercialization of Actimmune.

  •
  Our manufacturers of Actimmune are subject to ongoing periodic inspection by the FDA and other regulatory authorities for compliance with strictly enforced good manufacturing practices regulations and similar foreign standards, and we do not have control over our third-party manufacturers' compliance with these regulations and standards.

  •
  If we need to contract with other manufacturers, the FDA and foreign regulatory authorities must approve these manufacturers prior to our use or sale of their products. This would require new testing and compliance inspections. The new manufacturers would need to adopt existing manufacturing processes or develop comparable processes necessary for the production of Actimmune.

  •
  If market demand for Actimmune suddenly increases, our manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand.

  •
  If market demand for Actimmune is less than our purchase obligations to our manufacturers, we may incur substantial penalties.

  •
  Our supply arrangements with our manufacturers may be seriously interrupted.

  •
  We may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for Actimmune.

    Any of these factors could delay clinical trials or commercialization of Actimmune for new diseases, interfere with current sales, entail higher costs and result in our being unable to effectively sell Actimmune.

We may not be able to obtain, maintain and protect certain proprietary rights necessary for the development and commercialization of our products.

    Our commercial success will depend in part on obtaining and maintaining patent protection on our products and successfully defending these patents against third-party challenges. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, we cannot predict the breadth of claims that may be allowed in other companies' patents. In addition, we could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties, or if we initiate these suits.

    Others have filed and in the future may file patent applications covering interferon gamma-1b and its uses and other products in our development program. For example, we are aware that the principal investigators of Phase I/II and Phase II clinical trials of interferon gamma-lb for the treatment of idiopathic pulmonary fibrosis have filed a patent application in several European countries claiming the use of interferon gamma-lb for this disease. If this patent is issued, it would likely prevent us from commercializing interferon gamma-lb for the treatment of idiopathic pulmonary fibrosis in those countries. We are currently in discussions with respect to a license of patent rights of the investigators. However, we cannot predict whether any license will be made available on commercially acceptable terms, if at all. Further, we cannot be certain that the investigators or any other third party has not filed and will not obtain a U.S. patent claiming the use of interferon gamma-lb for the treatment of idiopathic pulmonary fibrosis or any of the other diseases for which we are developing Actimmune. In addition, we are aware of a U.S. patent that pertains to the use of interferon gamma to treat ovarian cancer. The term for this patent expires in August 2007. We are negotiating a license with the patent holder to obtain marketing rights under this patent. However, we cannot predict whether any license would be made available on commercially acceptable terms, if at all. If we are unable to license such rights, the patent holder would be able to block our ability to commercialize Actimmune in the United States for the treatment of ovarian cancer until the patent expires in August 2007. If a third party were issued a patent that blocked our ability to commercialize Actimmune for any of the other diseases that we are targeting, we would be prevented from commercializing Actimmune for such disease unless we obtained a license from the patent holder.

    Any legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require our collaborators or us to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we or our collaborators would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. We believe that there may be significant litigation in our industry regarding patent and other intellectual property rights.

    We license Actimmune from Genentech. If we breach our agreement with Genentech, Genentech could terminate the license, and we would have no further rights to utilize the patents or trade secrets covered by the agreement to develop and market Actimmune.

    We recently licensed U.S. and Canadian rights to Infergen from Amgen. After a patent related to the expression of Infergen expires in 2007, we will not be able to block others from marketing interferon alfacon-1, the active ingredient in Infergen. In addition, our competitors and their strategic partners have substantial and extensive patent rights in connection with the use of interferon alpha to treat a variety of diseases. Further, we believe that our competitors and their strategic partners may obtain additional patent rights in connection with filed patent applications for interferon alpha. We are uncertain of the extent to which the currently issued patents and any additional patents of our competitors that may issue will prevent us from marketing Infergen for the treatment of certain diseases. If because of these patents we are unable to market Infergen for a range of diseases, the commercial prospects for Infergen will be reduced, and our prospects for profitability may be impaired. In addition, our competitors and their strategic partners have substantial and extensive patent rights in connection with the use of pegylated interferon alpha to treat a variety of diseases. Although we have licensed from Amgen rights to Amgen's early stage pegylated Infergen product candidate, we may not have, and may not be able to license on commercially reasonable terms, if at all, sufficient rights to all the intellectual property necessary for us to commercialize a pegylated Infergen product.

    We generally do not control the patent prosecution of technology that we license from others. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we would exercise over technology that we own. For example, if Genentech fails to maintain the intellectual property licensed to us, we may lose our rights to develop and market Actimmune and may be forced to incur substantial additional costs to maintain or protect the intellectual property or to compel Genentech to do so.

    The combination of our products with other drugs may have a greater therapeutic effect in treating certain diseases than our products alone. In some cases, third parties hold patents either on the potential companion drugs or on combination therapies that include our products. We may not be able to negotiate licenses or other rights to potential companion drugs on reasonable terms, or at all. If we are not able to negotiate these licenses or other rights, the market for our products may be diminished.

    We rely on trade secrets to protect technology where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, which generally provide that proprietary information developed or inventions conceived during the relationship will be our exclusive property, we may not be able to adequately protect our trade secrets or other proprietary information.

    Our research collaborators and scientific advisors have some rights to publish our data and proprietary information in which we have rights. Such publications may impair our ability to obtain patent protection or protect our proprietary information.

Even if regulatory authorities approve Actimmune for the treatment of the diseases we are targeting, Actimmune may not be marketed or commercially successful.

    Actimmune is an expensive drug, and we anticipate that the annual cost for treatment under each of the diseases for which we are seeking approval will be significant. These costs will vary for different diseases based on the dosage and method of administration. Accordingly, we may decide not to market Actimmune for an approved disease because we believe that it may not be commercially successful. Market acceptance of and demand for Actimmune will depend largely on the following factors:

  •
  cost of Actimmune treatment;

  •
  pricing of alternative products, for example, many of the existing treatments for mycobacterial infections cost less than Actimmune;

  •
  inability to obtain third-party coverage or reimbursement for a particular disease;

  •
  relative convenience and ease of administration of Actimmune; and

  •
  prevalence and severity of adverse side effects associated with Actimmune.

If third-party payors do not provide coverage or reimburse patients for Actimmune, our revenues and prospects for profitability will suffer.

    Our ability to commercialize Actimmune in additional diseases is highly dependent on the extent to which coverage and reimbursement for Actimmune will be available from:

  •
  governmental payors, such as Medicare and Medicaid;

  •
  private health insurers, including managed care organizations; and

  •
  other third-party payors.

    Significant uncertainty exists as to the coverage and reimbursement status of pharmaceutical products. If governmental and other third-party payors do not provide adequate coverage and reimbursement levels for Actimmune, the market acceptance of Actimmune will be reduced, and our sales will suffer.

The pricing and profitability of our products may be subject to control by the government and other third-party payors.

    The continuing efforts of governmental and other third-party payors to contain or reduce the cost of healthcare through various means may adversely affect our ability to successfully commercialize products. For example, in some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to governmental control. In the United States, we expect that there will continue to be federal and state proposals to implement similar governmental control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we would receive for Actimmune, Infergen, Amphotec or any other products we may develop in the future, which would reduce our revenues and potential profitability.

Even if Actimmune is proven to be safe and effective for additional diseases, the actual maximum market opportunity associated with the treatment of these diseases may be much lower than our current estimates.

    Even if Actimmune is approved for use in connection with one or more additional diseases, the actual maximum market opportunity for Actimmune for each disease may be much less than our estimates. By way of example, it may be that:

  •
  only a subset of affected patients will respond to Actimmune therapy;

  •
  the actual dose for a particular condition may be different than currently anticipated;

  •
  the treatment regimen may be different in duration than currently anticipated, or treatment may be sporadic; or

  •
  we cannot sell Actimmune at the price we expect.

    In addition to the uncertainty about the various maximum market opportunities, there is no assurance of what portion of these market opportunities we will realize.

Discoveries or developments of new technologies by established drug companies or others may make Actimmune obsolete.

    Our commercial opportunities will be reduced or eliminated if our competitors develop and market products that are more effective, have fewer or less severe adverse side effects or are less expensive than Actimmune for chronic granulomatous disease, osteopetrosis, idiopathic pulmonary fibrosis, ovarian cancer, multidrug-resistant tuberculosis, atypical mycobacterial infections, cryptococcal meningitis, cystic fibrosis, liver fibrosis, non-Hodgkin's lymphoma or any other disease that we target. With respect to our drug discovery programs in pseudomonas aeruginosa and staphylococcus aureus, other companies have product candidates or research programs that are further advanced in development than any of our potential products and may result in effective, commercially successful products. Even if we are successful in developing effective drugs, our products may not compete effectively with these products or other successful products. Researchers are continually learning more about diseases, which may lead to new technologies for treatment. Our competitors may succeed in developing and marketing products either that are more effective than those that we may develop, alone or with our collaborators, or that are marketed before any products we develop are marketed.

    Our competitors include fully integrated pharmaceutical companies and biotechnology companies that currently have drug and target discovery efforts, as well as universities and public and private research institutions. Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater marketing capabilities than we do.

We rely on third parties to conduct clinical trials for Actimmune, and those third parties may not perform satisfactorily.

    If third parties do not successfully carry out their contractual duties or meet expected deadlines, we will not be able to obtain regulatory approvals for Actimmune and will not be able to successfully commercialize Actimmune for new diseases. We do not have the ability to independently conduct clinical studies for Actimmune, and we rely on third parties such as contract research organizations, medical institutions and clinical investigators to perform this function. If these third parties do not perform satisfactorily, our clinical trials may be extended or delayed. We may not be able to locate any necessary acceptable replacements or enter into favorable agreements with them, if at all.

There are significant regulatory, supply, intellectual property and competitive barriers to entry that may prevent us from successfully marketing or developing Infergen for the chronic hepatitis C infections market.

    We plan to relaunch Infergen in the United States and Canada for the treatment of chronic hepatitis C infections. However, we believe that there are significant regulatory, supply, intellectual property and competitive barriers to Infergen's penetration of the chronic hepatitis C infections market:

    Regulatory.  We believe that market acceptance of and demand for Infergen for the treatment of chronic hepatitis C infections may depend upon our ability to use Infergen in combination therapy with ribavirin or other anti-viral drugs. The only FDA-approved combination therapy for chronic hepatitis C infections is Schering-Plough's Rebetron Combination Therapy product, which combines interferon alpha and ribavirin. The FDA has not approved ribavirin for any disease except in combination in Schering's Rebetron product. Before we can market Infergen in combination therapy with ribavirin or any other anti-viral drug, we will need to obtain the FDA's approval. To seek and obtain such approval, we will need to supplement Infergen's current FDA approval with data that support combination use of Infergen and ribavirin or any other anti-viral drug for increased effectiveness in treating chronic hepatitis C infections. We cannot be certain how long it would take us to submit such data and obtain such an approval from the FDA, if at all.

    Supply.  Even if we were to obtain regulatory approval for Infergen in combination therapy with ribavirin or any other anti-viral drug, there may not be a source of supply for ribavirin or another anti-viral drug. In addition, even if ribavirin is approved by the FDA for use other than in combination with Schering's Rebetron product, in order for physicians to be able to prescribe ribavirin in connection with other drugs, including Infergen, a source of commercial supply must become available. We are not aware of any U.S. or Canadian manufacturer of ribavirin other than the company that sells ribavirin exclusively to Schering, which is, along with Roche, one of our primary competitors in the chronic hepatitis C infections market. There can be no assurance that an independent source of commercial supply will become available after patents related to ribavirin expire in 2002, if at all.

    Intellectual Property.  Our competitors and their strategic partners have substantial and extensive patent rights in connection with combination therapy of interferon alpha and ribavirin for the treatment of chronic hepatitis C infections. For example, we are aware of two U.S. patents that relate to the use of interferon alpha and ribavirin to treat chronic hepatitis C infections. The terms of these patents expire in 2016 and 2017. We believe that these patents may prevent us from marketing Infergen in combination therapy with ribavirin. If because of these patents we are unable to market Infergen with ribavirin or with another anti-viral drug, the commercial prospects for Infergen are likely to be reduced, and our prospects for profitability may be impaired. Further, we believe that our competitors and their strategic partners may obtain additional patent rights in connection with filed patent applications for combination therapy of interferon alpha and other anti-viral drugs for the treatment of chronic hepatitis C infections. If those patent applications were to issue, we may be unable to market Infergen with ribavirin or with another anti-viral drug, reducing the commercial prospects for Infergen, and our prospects for profitability may be reduced. In addition, our competitors and their strategic partners have substantial and extensive patent rights in connection with the use of pegylated interferon alpha for the treatment of chronic hepatitis C infections. Although we have licensed from Amgen rights to Amgen's early stage pegylated Infergen product candidate, we may not have, and may not be able to license on commercially reasonable terms, if at all, sufficient rights to all the intellectual property necessary for us to commercialize a pegylated Infergen product for the treatment of chronic hepatitis C infections.

    Competition.  Pegylated interferon alpha products have a significant advantage over non-pegylated products because they last longer in the body and therefore need to be administered less often to the patient. Because our competitors have advanced pegylation programs for their interferon alpha products, we may have difficulty marketing Infergen. Schering has received FDA approval for its pegylated interferon alpha product, and we expect that Roche will receive FDA approval for its pegylated interferon alpha product before the end of 2001. Since we do not expect to have a pegylated Infergen product ready to market until at least 2005, if at all, Infergen has a significant disadvantage with respect to the frequency of administration.

Although we recently relaunched Amphotec, this product may not be commercially successful.

    We have recently relaunched Amphotec. However, market acceptance of and demand for Amphotec will depend largely on the following factors:

  •
  Acceptance by physicians of Amphotec as a safe and effective therapy for invasive aspergillosis: Since Amphotec has been without promotion and medical support in the United States for the last two years, competitors have spent considerable time positioning Amphotec in an unfavorable light within the medical community as inferior due to more infusion-related side effects, including high levels of chills and fever, relative to some other liposomal formulations of amphotericin.

  •
  Pricing of alternative products: Competitive products may be discounted in the future by competitors to limit Amphotec's market penetration.

  •
  Prevalence and severity of adverse side effects associated with Amphotec: The most frequent infusion-related events after initial dosages are chills and fever.

If we are unable to contract with third parties to manufacture Infergen or Amphotec in sufficient quantities, on a timely basis or at an acceptable cost, we may be unable to meet demand for Infergen or Amphotec and may lose potential revenues.

    We do not have the resources, facilities or experience to manufacture Infergen or Amphotec ourselves. We must depend on third parties with FDA-approved manufacturing facilities for the manufacture of Infergen and Amphotec for preclinical, clinical and commercial purposes. We presently have a transition agreement with Amgen for the manufacture and supply of Infergen for all purposes. We have agreed with Amgen to replace this transition agreement with an agreement that provides for the manufacture and supply of Infergen by Amgen until such time as the manufacturing of Infergen is transferred to a third party. The transition agreement will continue until such time as a longer term agreement is in effect. We presently have an agreement with Ben Venue Laboratories, Inc. for the manufacture of Amphotec for all purposes. The agreement with Ben Venue expires in December 2001. We are negotiating with Ben Venue to renew the agreement. If we are unable to negotiate replacement agreements for the manufacture of Infergen and Amphotec on commercially reasonable terms, we will experience a shortage of supply of these products and decreased revenues, which would have a material and adverse effect on our revenues, business and financial prospects.

If the FDA withdraws its approval of our products for any disease for which they have been approved, we could no longer market our products for that disease, and our revenues would decline.

    The FDA and foreign regulatory authorities may impose significant restrictions on the use or marketing of our products or impose ongoing requirements for post-marketing studies. Later discovery of previously unknown problems with either of our products or their manufacture may result in further restrictions, including withdrawal of the product from the market. Our existing approvals for chronic granulomatous disease; severe, malignant osteopetrosis; invasive aspergillosis and any new approval for any other disease that we have targeted, if granted, could be withdrawn for failure to comply with regulatory requirements. If approval for a disease was withdrawn, we could no longer market the product for that disease. In addition, governmental authorities could seize our inventory of Actimmune, Infergen or Amphotec or force us to recall any product already in the market if we fail to comply with strictly enforced FDA or other governmental regulations.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

    The testing, marketing, and sale of medical products entail an inherent risk of product liability. If product liability costs exceed our liability insurance coverage, we may incur substantial liabilities. Whether or not we were ultimately successful in product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business. We may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses.

Failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations will delay our product development programs and our business development efforts.

    We had 106 employees as of May 31, 2001, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop relationships with leading academic scientists. Competition for personnel and academic collaborations is intense. We are highly dependent on our current management and key scientific and technical personnel, including W. Scott Harkonen, our Chief Executive Officer, President and Chairman of our board of directors, as well as the other principal members of our management. Our success will depend in part on retaining the services of our existing management and key personnel and attracting and retaining new highly qualified personnel. In addition, we may need to hire additional personnel and develop additional collaborations as we continue to expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or cultivate academic collaborations. Our inability to hire, retain or motivate qualified personnel or cultivate academic collaborations would harm our business and hinder the planned expansion of our business.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully execute our business plan.

    We believe that the net proceeds of this offering, the net proceeds of our concurrent convertible subordinated notes offering (if completed), existing cash, cash equivalents, short-term investments and cash flow from sales of Actimmune, Infergen and Amphotec will be sufficient to fund our operating expenses, debt obligations and capital requirements through at least the end of 2004. This offering and the concurrent convertible subordinated notes offering are not conditioned on each other. We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and research and development activities. We may need to spend more money than currently expected because we may need to change our product development plans or product offerings to address difficulties encountered in clinical studies or preparing for commercial sales for new diseases. We have no committed sources of capital and do not know whether additional financing will be available when needed, or, if available, that the terms will be favorable to our stockholders or us. If additional funds are not available, we may be forced to delay or terminate clinical trials, curtail operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or potential markets or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to execute our business plan.

If we continue to incur net losses for a period longer than we anticipate, we may be unable to continue our business.

    We have lost money since inception, and our accumulated deficit was approximately $47.2 million at March 31, 2001. We expect to incur substantial additional net losses for at least the next three to five years. The extent of our future net losses and the timing of our profitability are highly uncertain, and we may never achieve profitable operations. We are planning to expand the number of diseases for which Actimmune and Infergen may be marketed, and this expansion will require significant expenditures. To date, we have generated revenues primarily through the sale of Actimmune. After consideration of the direct costs of marketing Actimmune and royalties we must pay to Genentech on sales of Actimmune, we do not currently generate significant operating profits on those sales. If the time required to achieve profitability is longer than we anticipate, we may not be able to continue our business.

Other Risks

If notes are issued in the concurrent convertible subordinated notes offering, our indebtedness and debt service obligations may adversely affect our cash flow.

    If notes are issued in the concurrent convertible subordinated notes offering, our annual debt service obligations on the notes will be approximately $    per year in interest payments. We intend to fulfill our debt service obligations both from cash generated by our operations and from our existing cash and investments. If we are unable to generate sufficient cash to meet these obligations and need to use existing cash or liquidate investments in order to fund our debt service obligations, we may have to delay or curtail research and development programs.

    We may add additional lease lines to finance capital expenditures and may obtain additional long-term debt and lines of credit. If we issue other debt securities in the future, our debt service obligations will increase further.

    Our indebtedness could have significant additional negative consequences, including:

  •
  requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

  •
  increasing our vulnerability to general adverse economic and industry conditions;

  •
  limiting our ability to obtain additional financing;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  •
  placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

If a change in control occurs, we may be required to redeem any notes issued in the concurrent convertible subordinated notes offering.

    If there is a change in control of our company, the holders of the notes issued in the concurrent convertible subordinated notes offering may require us to redeem some or all of the notes. Although the indenture allows us in certain circumstances to pay the redemption price in shares of our common stock, if a change in control were to occur, we may not have sufficient funds to pay the redemption price for all the notes tendered. There is no sinking fund for the notes.

If our officers, directors and certain stockholders choose to act together, they may be able to significantly influence our management and operations, acting in their best interests and not necessarily those of other stockholders.

    As of May 31, 2001, our directors, executive officers and greater than 5% stockholders and their affiliates beneficially owned approximately 32.2% of our issued and outstanding common stock. Accordingly, they collectively may have the ability to significantly influence the election of all of our directors and to significantly influence the outcome of corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.

We have implemented anti-takeover provisions which could discourage, prevent or delay a takeover, even if the acquisition would be beneficial to our stockholders.

    Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

  •
  establish a classified board of directors so that not all members of our board may be elected at one time;

  •
  authorize the issuance of up to 5,000,000 shares of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and hinder a takeover attempt;

  •
  limit who may call a special meeting of stockholders;

  •
  prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

  •
  establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings.

    In addition, Section 203 of the Delaware General Corporation Law, which prohibits business combinations between us and one or more significant stockholders unless specified conditions are met, may discourage, delay or prevent a third party from acquiring us.

Our stock price may be volatile, and your investment in our stock could decline in value.

    The trading price of our common stock has been and is likely to continue to be extremely volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

  •
  actual or anticipated variations in quarterly operating results;

  •
  adverse results or delays in clinical trials;

  •
  announcements of technological innovations;

  •
  our failure to commercialize additional FDA-approved products;

  •
  our decision not to initiate a planned clinical trial;

  •
  new products or services offered by us or our competitors;

  •
  changes in financial estimates by securities analysts;

  •
  announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

  •
  sales of common stock; and

  •
  other events or factors, many of which are beyond our control.

    In addition, the stock market in general, and the Nasdaq National Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our business.

Substantial sales of shares may impact the market price of our common stock.

    If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, the market price of our common stock may decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales may have on the then prevailing market price of our common stock. As of May 31, 2001, we had 23,962,702 outstanding shares of common stock. The holders of 7,132,159 of these shares have agreed not to sell or offer to sell or otherwise dispose of any shares of common stock held by them for a period of 90 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. Likewise, the holder of 875,000 shares has agreed not to sell or offer to sell or otherwise dispose of any shares of common stock held by it for a period of 30 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. The remaining 15,995,543 outstanding shares of our common stock are, and the shares sold in this offering and shares issuable upon conversion of any notes issued in the concurrent convertible subordinated notes offering will be, freely tradeable, except that shares held by our affiliates may generally only be sold subject to the volume and other limitations prescribed by Rule 144 or if they are registered under the Securities Act.

    We have filed a registration statement covering shares of common stock issuable upon exercise of options and other grants pursuant to our stock plans. In addition, the holders of common stock that are parties to our amended and restated investor rights agreement are entitled to registration rights.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus and the documents we have filed with the SEC that are included or incorporated by reference in this prospectus contain forward-looking statements that do not convey historical information, but relate to predicted or potential future events, such as statements of our plans, strategies and intentions, or our future performance or goals for our product development programs. These statements can often be identified by the use of forward-looking terminology such as "believe," "expect," "intend," "may," "will," "should," "would," "could," "plans" or "anticipate" or the negative of such terms or other similar terminology. These statements include, but are not limited to, statements regarding: our proposed clinical development efforts or product candidates; our plans regarding commercialization of our product candidates; use of proceeds from this offering and the concurrent convertible subordinated notes offering; operating cash burn rates relating to us as a whole; sufficiency of our resources to fund our operating and capital requirements; plans regarding agreements with third parties including collaborators and manufacturing or supply partners; and plans with respect to our proposed new headquarters. The statements involve known and unknown risks and uncertainties and are based on various assumptions. Investors and prospective investors are cautioned that these statements are only projections. Any forward-looking statement is intended to speak only as of the date on which the statement is made.

    Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from these anticipated in the forward-looking statements due to a number of factors, including those set forth under "Risk Factors." The factors set forth under "Risk Factors" and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of accuracy, performance or achievements. Moreover, we do not assume responsibility for the accuracy and completeness of such statements. We caution readers not to place undue reliance on such statements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

ABOUT THIS PROSPECTUS

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the 3,000,000 shares of common stock that we are offering will be approximately $101.6 million, after deducting the underwriters' discounts and commissions and estimated offering expenses, based on an assumed offering price of $36.13 per share. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $116.9 million. Concurrently with this offering, we are offering $125.0 million aggregate principal amount of convertible subordinated notes due 2006. We estimate that the net proceeds from the sale of the notes in the concurrent convertible subordinated notes offering will be approximately $121.0 million, after deducting the underwriters' discounts and commissions and estimated offering expenses. The completion of this offering is not contingent upon the completion of the concurrent convertible subordinated notes offering. We anticipate using the net proceeds from this offering and the concurrent convertible subordinated notes offering (if it is completed) for clinical development, commercialization of our existing products, working capital, in-licensing or acquisition of preclinical and development stage programs and FDA-approved products and general corporate purposes.

    We will retain broad discretion over the use of the net proceeds of this offering. The amounts and timing of the expenditures may vary significantly depending on numerous factors, such as the progress of our research and development efforts, technological advances and the competitive environment for our products. We also might use a portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. We are not currently planning any acquisition, and no portion of the net proceeds has been allocated for any specific acquisition.

    Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital shares. We currently intend to retain earnings, if any, to support the research and development of our business and do not anticipate paying cash dividends for the foreseeable future.

PRICE RANGE OF COMMON STOCK

    Our common stock has been traded on the Nasdaq National Market under the symbol "ITMN" since our initial public offering on March 24, 2000. As of May 31, 2001, there were 281 holders of record of our common stock. The following table sets forth, for the periods indicated, the high and low closing sale prices for our common stock as reported by the Nasdaq National Market:

	Price Range of Common Stock
	High	Low
Fiscal Year Ended December 31, 2000
First Quarter (commencing March 24, 2000)	$25.00	$19.00
Second Quarter	44.00	12.13
Third Quarter	55.38	37.75
Fourth Quarter	54.19	39.50
	Price Range of Common Stock
	High	Low
Fiscal Year Ending December 31, 2001
First Quarter	$42.25	$13.06
Second Quarter (through June 14, 2001)	40.53	15.94

    On June 14, 2001, the closing sale price for our common stock on the Nasdaq National Market was $36.13.

CAPITALIZATION

    The following table shows on an unaudited basis, as of March 31, 2001, our actual capitalization, our capitalization on an as adjusted basis to give effect to the sale of the 3,000,000 shares of common stock offered by us in this offering, based upon an assumed public offering price of $36.13 per share and after deducting the underwriters' discounts and commissions and estimated offering expenses and our capitalization on a "pro forma as adjusted" basis to give effect to the combination of the "as adjusted" information with the sale of $125.0 million principal amount of the notes offered by us in the concurrent convertible subordinated notes offering. The completion of this offering is not contingent upon the completion of the concurrent convertible subordinated notes offering. The outstanding share information does not include 2,069,218 shares of common stock issuable upon exercise of options outstanding as of March 31, 2001 or any shares of common stock issuable upon conversion of any notes issued in the concurrent convertible subordinated notes offering.

	As of March 31, 2001
	Actual	As adjusted	Pro forma as adjusted
	(In thousands, except share and per share amounts)
Long-term obligations:
Convertible subordinated notes	$—	$—	$125,000

Stockholders' equity:
Convertible preferred stock, $0.001 par value; 5,000,000 shares authorized, no shares issued or outstanding, actual, as adjusted and pro forma as adjusted	—	—
Common stock, $0.001 par value, 45,000,000 authorized shares; 23,943,889 shares issued and outstanding, actual; 26,943,889 shares issued and outstanding, as adjusted and pro forma as adjusted	24	27	27
Additional paid-in capital	239,897	341,452	341,452
Notes receivable from stockholder	(69)	(69)	(69)
Deferred stock compensation	(5,950)	(5,950)	(5,950)
Accumulated other comprehensive income	113	113	113
Accumulated deficit	(47,236)	(47,236)	(47,236)

Total stockholders' equity	186,779	288,337	288,337

Total capitalization	$186,779	$288,337	$413,337

DILUTION

    Our net tangible book value as of March 31, 2001 was $177.3 million, or $7.40 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding as of March 31, 2001. Assuming the sale by us of the 3,000,000 shares of common stock offered in this offering at an assumed offering price of $36.13 per share and after deducting the underwriters' discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 31, 2001 would have been $278.8 million, or $10.35 per share of common stock. This represents an immediate increase in the net tangible book value of $2.95 per share to our existing stockholders and an immediate and substantial dilution in the net tangible book value of $25.78 per share to new investors. The following table illustrates this per share dilution:

Assumed offering price per share		$36.13

Net tangible book value per share as of March 31, 2001	$7.40
Increase per share attributable to new investors	2.95

Net tangible book value per share after the offering		10.35

Dilution per share to new investors		$25.78

    The table and calculations above assume no exercise of outstanding options. At March 31, 2001, there were 2,069,218 shares of common stock reserved for issuance upon exercise of outstanding options.

SELECTED FINANCIAL DATA

    The following selected financial data for the period from February 25, 1998 (inception) to December 31, 1998 and for the two years ended December 31, 1999 and 2000 are derived from our audited financial statements appearing elsewhere in this prospectus. The financial data for the three months ended March 31, 2000 and 2001 are derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001. The following data should be read together with financial statements, related notes and other financial information included in this prospectus.

		Year ended December 31,		Three months ended March 31,
	For the period from February 25, 1998 (inception) to December 31, 1998(1)
		1999	2000	2000	2001
				(unaudited)
Statement of Operations Data:	(In thousands, except per share data)
Product sales:
Actimmune, net(2)	$—	$556	$11,201	$106	$4,929
Amphotec, net	—	—	—	—	613

Total net product sales	—	556	11,201	106	5,542
Costs and expenses:
Cost of goods sold	—	240	4,990	55	3,515
Amortization of product rights	—	—	1,777	—	2,118
Research and development	1,235	2,969	20,821	4,227	6,775
Selling, general and administrative	892	2,656	16,152	1,864	6,453
Acquired pre-FDA approval rights	4,000	1,094	—	—	—

Total costs and expenses	6,127	6,959	43,740	6,146	18,861
Loss from operations	(6,127)	(6,403)	(32,539)	(6,040)	(13,319)
Interest income	55	240	8,484	498	2,780
Interest expense	—	(186)	(191)	(90)	(30)

Net loss	$(6,072)	(6,349)	(24,246)	(5,632)	$(10,569)

Preferred stock accretion		(657)	(269)	(269)
Deemed dividend on redeemable preferred stock		—	(27,762)	(27,762)

Net loss applicable to common stockholders		$(7,006)	$(52,277)	$(33,663)

Historical basic and diluted net loss per share		$(9.12)	$(3.05)	$(11.17)	$(0.46)

Shares used in computing historical basic and diluted net loss per share		768	17,114	3,014	23,032

	As of December 31,
				As of March 31, 2001
	1998	1999	2000
				(unaudited)
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and available-for-sale securities	$4,720	$4,214	$194,520	$175,307
Working capital	4,181	1,222	194,706	175,435
Total assets	4,720	5,855	201,649	192,628
Accumulated deficit	(6,072)	(12,421)	(36,667)	(47,236)
Redeemable convertible preferred stock	—	7,417	—	—
Total stockholders' equity (deficit)	4,181	(7,541)	195,801	186,779

(1)
InterMune was a wholly owned subsidiary of Connetics Corporation.
(2)
Does not include $4.8 million, $1.8 million and $1.8 million of Actimmune sales transacted for Connetics Corporation under a transition agreement for the years ended December 31, 1999 and 2000 and the three months ended March 31, 2000, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion and analysis in conjunction with our "Selected Financial Data," our financial statements and the related notes included elsewhere in this prospectus.

Overview

    We are developing and commercializing innovative products for the treatment of serious pulmonary and infectious diseases and cancer. We have three marketed products, growing product revenues and advanced-stage clinical programs addressing a range of diseases with attractive commercial markets. In the United States, we market our lead product, Actimmune, for the treatment of chronic granulomatous disease and severe, malignant osteopetrosis. We are currently conducting a Phase III pivotal clinical trial with Actimmune for the treatment of idiopathic pulmonary fibrosis, which we estimate to have a maximum U.S. market opportunity of $2.5 billion per year. We are also conducting or planning clinical trials of Actimmune for the treatment of multidrug-resistant tuberculosis, ovarian cancer, atypical mycobacterial infections, cryptococcal meningitis, cystic fibrosis, liver fibrosis and non-Hodgkin's lymphoma. We believe that these clinical programs also represent significant commercial opportunities for Actimmune. The active ingredient of Actimmune is interferon gamma-1b. We plan to independently develop and commercialize Actimmune for multiple diseases in the United States, Canada and Japan. In addition, through our strategic partnership with Boehringer Ingelheim, we plan to develop and commercialize Imukin, Boehringer Ingelheim's tradename for interferon gamma-1b, for multiple diseases in Europe and other major markets of the world. We recently acquired rights to Infergen, which is marketed in the United States and Canada for the treatment of chronic hepatitis C infections. We also market Amphotec worldwide for the treatment of invasive aspergillosis.

    In March 2001, we formed an international strategic collaboration with Boehringer Ingelheim to clinically develop and seek regulatory approval for interferon gamma-1b in certain diseases and to commercialize Imukin in all major markets of the world (other than the United States, Canada and Japan). Under the agreement, the parties will seek to develop and obtain regulatory approval for the use of Imukin in the treatment of a variety of diseases, including idiopathic pulmonary fibrosis, tuberculosis, systemic fungal infections, chronic granulomatous disease and osteopetrosis. The agreement provides that we will fund and manage clinical and regulatory development of interferon gamma-1b for these diseases in the countries covered by the agreement. Boehringer Ingelheim has an option to exclusively promote Imukin in all of the major market countries covered by the agreement, and we may opt to promote the product in those countries and for those new diseases for which Boehringer Ingelheim does not do so. Both companies will receive royalties on sales of the product the other party makes in its own territory, on a specified royalty schedule.

    In June 2001, we entered into a licensing and commercialization agreement with Amgen to obtain an exclusive license in the United States and Canada to Infergen (interferon alfacon-1), an alpha interferon product, and the rights to an early stage program to develop a pegylated form of Infergen. Infergen is currently approved in both the United States and Canada to treat chronic hepatitis C infections. Under the agreement, we will have the exclusive right to market Infergen in the United States and Canada. We have paid Amgen an upfront license fee of $21.0 million and are obligated to pay up to $8.0 million for near-term milestones and royalties on sales of Infergen. We are also required to pay Amgen other milestone payments on the pegylated Infergen program and royalties on sales of the product, if any.

    In January 2001, we acquired from ALZA its worldwide rights to Amphotec (sold under the tradename Amphocil in certain countries outside the United States). The transaction terms included an upfront product acquisition fee of $9.0 million, milestone payments based upon sales levels and specific achievements in the clinical development and regulatory approval of Amphotec in combination with Actimmune and royalties payable upon net sales of Amphotec. Under the agreement, we obtained access to certain existing distributorships for Amphotec, and assumed ALZA's obligations under agreements with its existing Amphotec distributors and service providers. We have obligations under the agreement to set up additional distributorships for Amphotec or establish a sales force and begin to promote Amphotec in specified countries at specified times. Our rights to Amphotec could revert to ALZA if we do not meet our obligations or otherwise commit a material breach of the agreement. We are also subject to certain royalty obligations to the University of California under this agreement.

    We have sustained losses on a quarterly and an annual basis since inception. As of March 31, 2001, we had an accumulated deficit of $47.2 million. Our net losses from operations were $13.3 million for the three-month period ended March 31, 2001 and $6.0 million for the same period in 2000. These losses resulted from significant costs incurred in the development and marketing of our products.

    Our expenses have consisted primarily of costs incurred in research and development, sales and marketing and from general and administrative costs associated with our operations. We expect our research and development expenses to increase as we continue to commercialize Actimmune, Infergen and Amphotec and expand of our operations worldwide. As a result, we expect to incur losses for the foreseeable future.

    We have a limited history of operations and anticipate that our quarterly results of operations will fluctuate for the foreseeable future due to several factors, including market acceptance of current or new products, patent conflicts, the introduction of new products by our competitors, the timing and extent of our research and development efforts, and the timing of significant orders. Our limited operating history makes accurate prediction of future operating results difficult or impossible.

    Total sales of Actimmune were $4.9 million and $1.9 million for the three-month periods ended March 31, 2001 and 2000, respectively. Sales for the three-month period ended March 31, 2000, were reported by us on a net basis. Product sales as reported by us for either the three months ended March 31, 2001 or 2000, respectively, are not necessarily indicative of product sales for any future period.

Deferred Stock Compensation

    In connection with the grant of stock options to employees, we recorded deferred stock compensation totaling $8.6 million and $5.6 million in the years ended December 31, 2000 and 1999, respectively.

    Deferred stock compensation for options granted to employees has been determined as the difference between the deemed fair value of our common stock for financial reporting purposes on the date such options were granted and the applicable exercise prices. Such amount is included as a reduction of stockholders' equity and is being amortized using the graded vesting method over the vesting period of the individual options, which is generally five years. This graded vesting method provides for vesting of portions of the overall award at interim dates and results in higher vesting in earlier years than straight-line vesting. We recorded amortization of deferred stock compensation of $1.2 million, $6.7 million and $345,000 for the three months ended March 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. At March 31, 2001, we had a total of $5.9 million to be amortized over the remaining vesting periods of the stock options.

Results of Operations

Comparison of Three Months Ended March 31, 2001 and 2000

    Revenue.  Total revenues were $5.5 million and $106,000 for the three-month periods ended March 31, 2001 and 2000, respectively. The revenues in 2001 represent all sales of Actimmune in the

United States and worldwide sales of Amphotec for the period from January 5, 2001 to March 31, 2001. The sales in 2000 represent only those sales of Actimmune related to a supply arrangement outside the United States. Sales for the three-month period ended March 31, 2000 were transacted for Connetics Corporation under the transition agreement that was subsequently terminated by the revenue adjustment agreement. The transition agreement established an annual contractual baseline for Actimmune sales that increased nominally each year, until December 31, 2001, when it was to be discontinued. Sales transacted for Connetics below the annual contractual baseline were recorded on a net basis, and we paid to Connetics any amounts in excess of net revenues less costs to produce and market.

    Cost of goods sold.  We recognized a total of $3.5 million and $55,000 for the three-month periods ended March 31, 2001 and 2000, respectively. Cost of goods sold includes all product cost of goods sold including manufacturing costs, royalties and distribution costs associated with our revenues.

    Amortization of acquired product rights.  We recorded a total of $2.1 million and $0 for the three-month periods ended March 31, 2001 and 2000, respectively. On June 27, 2000, we purchased rights to all of the Actimmune revenues and related expenses that we had previously transacted for Connetics. The amortization of those rights is expensed based upon product units shipped under the previous contractual unit baseline for the year 2001. This amounted to $1.9 million for the first quarter in 2001. In addition, we recognized a total of $225,000 for the amortization of product rights for Amphotec acquired from ALZA Corporation.

    Research and development expenses.  Research and development expenses increased by $2.6 million or 60%, to $6.8 million for the three-month period ended March 31, 2001, compared to $4.2 million for the three-month period ended March 31, 2000. The increase was due primarily to increased costs for clinical trial expenses for Actimmune in new diseases and increased staffing and related expenses necessary to manage the expansion of our operations. We expect research and development expenses to increase significantly over the next several years.

    Selling, general and administrative expenses.  Selling, general and administrative expenses were $6.5 million and $1.9 million for the three-month periods ended March 31, 2001 and 2000, respectively, representing an increase of 246%. This increase is attributable primarily to increased staffing and related expenses necessary to manage the expansion of our operations. We believe that selling, general and administrative expenses will continue to increase in absolute dollars as a result of the anticipated expansion of our administrative staff, increased marketing and selling expenses for Actimmune and Amphotec in their approved diseases and the expenses associated with expansion of our operations worldwide.

    Interest income.  Interest income increased to $2.8 million for the three-month period ended March 31, 2001, compared to $498,000 for the three-month period ended March 31, 2000. The increase in interest income was due to an increase in funds available for investments generated from financing activities in the year 2000.

    Interest expense.  Interest expense decreased to $30,000 for the three-month period ended March 31, 2001, compared to $90,000 for the three-month period ended March 31, 2000. The decrease in interest expense was due to lower liability balances to Connetics. On March 29, 2001, we paid in full the entire balance owed to Connetics totaling $942,000.

    Deemed dividend upon issuance of convertible preferred stock.  We recorded a deemed dividend of $27.8 million in January 2000, upon the issuance of 4,966,361 shares of Series B redeemable preferred stock. At the dates of issuance, we believed the per share price of $5.59 represented the fair value of the preferred stock and was in excess of the deemed fair value of our common stock. Subsequent to the commencement of our initial public offering process, we re-evaluated the deemed fair value of our common stock as of January 2000 and determined it to be $12.60 per share. Accordingly, the incremental fair value is deemed to be the equivalent of a preferred stock dividend. We recorded the deemed dividend at the date of issuance by offsetting charges and credits to additional paid in capital of $27.8 million without any effect on total stockholders' equity. The amount increased the loss applicable to common stockholders in the calculation of basic net loss per share for the first quarter of 2000.

Comparison of Years Ended December 31, 2000 and 1999

    Revenue.  Total revenues were $11.2 million and $556,000 for the years ended December 31, 2000 and 1999, respectively. The revenues in 1999 represented our portion of Actimmune sales that exceeded the annual contractual baseline established with Connetics in effect at that time. On June 27, 2000, we terminated the annual baseline agreement with Connetics for Actimmune sales below a contractual baseline. Beginning with the three-month period ended June 30, 2000, our revenues reflect all sales for Actimmune. The revenues in 2000 represent all sales from April 1, 2000 to December 31, 2000 of Actimmune in the United States and sales outside the United States related to a supply arrangement. For all of 1999 and the three-month period ended March 31, 2000, sales transacted for Connetics below the annual contractual baseline were recorded on a net basis, and any amounts in excess of net revenues less costs to produce and market were paid to Connetics.

    Cost of goods sold.  We recognized expenses related to cost of goods sold of $5.0 million and $240,000 for the years ended December 31, 2000 and 1999, respectively. Cost of goods sold includes all product cost of goods sold including manufacturing costs, royalties and distribution costs associated with our revenues. The increase in 2000 was due entirely to costs associated with increased product sales volumes.

    Amortization of product revenue rights.  We recorded a total of $1.8 million and $0 for the years ended December 31, 2000 and 1999, respectively. On June 27, 2000, we purchased rights to all of the Actimmune revenues and related expenses that we had previously transacted for Connetics. The amortization of those rights is expensed based upon product units shipped under the previous contractual unit baseline for the year 2000.

    Research and development expenses.  Research and development expenses were $20.8 million and $3.0 million for the years ended December 31, 2000 and 1999, respectively, representing an increase of 601% or $17.8 million. Of the increased costs in the year 2000, a total of $4.2 million is related to non-cash stock-based compensation and the amortization of deferred stock compensation. The remaining increase in 2000 was due primarily to increased costs for clinical trial expenses for Actimmune in new diseases and the expenses associated with our transfer of Actimmune to an additional manufacturing facility. These costs have been recorded as research and development expenses as the new facility is not yet operational. We expect research and development expenses to increase significantly over the next several years.

    Selling, general and administrative expenses.  Selling, general and administrative expenses were $16.2 million and $2.7 million for the years ended December 31, 2000 and 1999, respectively, representing an increase of 508% or $13.5 million. Of the increased costs in 2000, a total of $4.0 million is related to the amortization of deferred stock compensation. The remaining increase in 2000 is attributable primarily to increased staffing and related expenses necessary to manage the expansion of our operations. We believe that selling, general and administrative expenses will continue to increase in absolute dollars as a result of the anticipated expansion of our administrative staff and increased marketing and selling expenses for Actimmune in its approved diseases.

    Acquired pre-FDA approval rights.  We recorded a total of $0 and $1.1 million for the years ended December 31, 2000 and 1999, respectively. The amount paid in 1999 was for the acquisition of additional development rights for Actimmune from Genentech.

    Interest income.  Interest income totaled $8.5 million and $240,000 for the years ended December 31, 2000 and 1999, respectively. The increase in interest income in 2000 was a result of increased cash available for investments as a result of the private and public financing activities during the year.

    Interest expense.  Interest expense totaled $191,000 and $186,000 for the years ended December 31, 2000 and 1999, respectively. The amount in 2000 is imputed interest on the obligations to Connetics. Interest expense in 1999 was primarily due to the royalty obligations owed to Genentech that were paid off in full upon the close of our initial public offering in March 2000.

    Deemed dividend upon issuance of convertible preferred stock.  We recorded a deemed dividend of $27.8 million in January 2000 upon the issuance of 4,966,361 shares of Series B redeemable convertible preferred stock. At the dates of issuance, we believed the per share price of $5.59 represented the fair value of the preferred stock and was in excess of the deemed fair value of our common stock. Subsequent to the commencement of our initial public offering process, we re-evaluated the deemed fair value of our common stock and determined it to be $12.60 per share. Accordingly, the aggregate proceeds of $27.8 million fair value is deemed to be the equivalent of a preferred stock dividend. We recorded the deemed dividend at the date of issuance by offsetting charges and credits to additional paid-in capital of $27.8 million, without any effect on total stockholders' equity. The amount increased the loss applicable to common stockholders in the calculation of basic net loss per share for the year ended December 31, 2000.

    Provision for income taxes.  Due to operating losses and the inability to recognize the benefits therefrom, there is no provision for income taxes for the years ended December 31, 2000 and 1999.

    As of December 31, 2000, we had federal net operating loss carryforwards of approximately $22.0 million. The net operating loss carryforwards will expire at various dates beginning in 2018 through 2020, if not utilized. Utilization of the net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Comparison of Year Ended December 31, 1999 and the Period Ended December 31, 1998

    Revenue.  We recognized product sales of $556,000 for the year ended December 31, 1999, compared to no product sales of Actimmune for the period from February 25, 1998 (inception) to December 31, 1998. The sales in 1999 represented our portion of Actimmune sales that exceeded the annual contractual baseline established with Connetics, which increase nominally each year, until 2002, when discontinued. Sales transacted for Connetics were recorded on a net basis, which was zero, because any amounts in excess of net revenues less costs to produce and market were paid to Connetics. Under the transition agreement with Connetics, we made payments to Connetics in 1999 of $1.4 million, and no payments were made in 1998. Please see Note 3 of our financial statements.

    Connetics was entitled to net sales of Actimmune up to a predetermined baseline for the period from January 15, 1999 through December 31, 2001, less associated cost of goods sold and marketing expenses. The predetermined baseline was preset for each calendar year under our prior agreement.

    Cost of goods sold.  We recognized expenses related to cost of goods sold of $240,000 for the year ended December 31, 1999. We recognized no cost of goods sold for the period from February 25, 1998

(inception) to December 31, 1998 because we had no product sales. Cost of goods sold includes all product cost of goods sold, royalties, and distribution costs associated with our revenues.

    Research and development expenses.  Research and development expenses were $3.0 million and $1.2 million for the year ended December 31, 1999, and for the period from February 25, 1998 (inception) to December 31, 1998, respectively. The increase in expenses for 1999 resulted primarily from increased costs for clinical trial study expenses for Actimmune in additional diseases and a full 12-month period of operations.

    Selling, general and administrative expenses.  Selling, general and administrative expenses were $2.7 million and $892,000 for the year ended December 31, 1999, and for the period from February 25, 1998 (inception) to December 31, 1998, respectively. The increase in expenses for 1999 was primarily attributed to increased costs for additional personnel and a full 12-month period of operations.

    Acquired pre-FDA approval rights.  We recorded a total of $1.1 million and $4.0 million for the year ended December 31, 1999 and for the period from February 25, 1998 (inception) to December 31, 1998, respectively. The expense in 1999 was in connection with the acquisition of additional development rights for Actimmune. The expense for the period from February 25, 1998 (inception) to December 31, 1998 was in connection with the sublicensed rights of Actimmune. Please see Note 3 of our financial statements.

    Interest income.  Interest income increased to a total of $240,000 in 1999 from $55,000 for the period from February 25, 1998 (inception) to December 31, 1998. The increase was due to higher average balances of cash and cash equivalents and short-term investments in 1999, resulting from the investment of the net proceeds from the sale of Series A-2 convertible preferred stock in April 1999.

    Interest expense.  Interest expense totaled $186,000 for the year ended December 31, 1999 and we had no interest expense for the period from February 25, 1998 to December 31, 1998. For the year ended December 31, 1999, we recognized a total of $111,000 for imputed interest expense on our long-term obligation to Connetics and $75,000 interest expense on the royalty payable obligation to Genentech for the year ended December 31, 1999. The obligation to Connetics was incurred in April 1999, as part of our collaboration agreement with them.

Liquidity and Capital Resources

    For the three-month period ended March 31, 2001, cash expenditures for operating activities and additions to capital equipment were $10.3 million. We anticipate that these expenditures will increase significantly in future periods.

    On January 10, 2001, we paid in cash an upfront license fee totaling $9.0 million to ALZA Corporation for the acquisition of worldwide rights to Amphotec.

    On March 27, 2001, we repaid in full a total of $942,000 to Connetics Corporation as part of the revenue adjustment agreement effective April 1, 2000. The present value of this obligation was included in our current liabilities at December 31, 2000 as $912,000.

    At March 31, 2001, we had available cash, cash equivalents and available-for-sale securities of $175.3 million. Our cash reserves are held in a variety of interest-bearing instruments including high-grade corporate bonds, commercial paper and money market accounts. Cash in excess of immediate requirements is invested with regard to liquidity and return and, wherever possible, we seek to minimize the potential effects of concentration and degrees of risk.

    On June 15, 2001, we paid in cash an upfront license fee of $21.0 million to Amgen for the acquisition of U.S. and Canadian rights to Infergen.

    We believe the net proceeds of this offering, the net proceeds of our concurrent convertible subordinated notes offering (if completed) existing cash, cash equivalents and short-term investments, together with cash flows, will be sufficient to fund our operating expenses, debt obligations and capital requirements through at least the end of 2004. However, our capital requirements may increase in future periods. As a result, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources. We have no commitments for any additional financings, additional funding may not be available to finance our operations when needed or, if available, the terms for obtaining such funds may not be favorable or may result in dilution to our stockholders. This offering and the concurrent convertible subordinated notes offering are not conditioned on each other.

Quantitative and Qualitative Disclosures About Market Risk

    We maintain an investment portfolio of depository accounts, master notes and liquidity optimized investment contracts. The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. If market interest rates were to increase by 100 basis points, or 1%, from March 31, 2001 levels, the estimated fair value of our investment portfolio would decline by approximately $385,000. At March 31, 2001, the average maturity of our available-for-sale securities was 81 days.

    The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest our excess cash in debt instruments of the U.S. government and its agencies and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we maintain investments at an average maturity of generally less than one year.

    The table below presents the principal amounts and weighted-average interest rates by year of maturity for our investment portfolio:

	March 31,
			Fair Value at March 31, 2001
	2002	Total
	(In thousands)
Assets:
Available-for-sale securities	$173,990	$173,990	$174,102
Average interest rate	5.5%	—	—

BUSINESS

Overview

    We are developing and commercializing innovative products for the treatment of serious pulmonary and infectious diseases and cancer. We have three marketed products, growing product revenues and advanced-stage clinical programs addressing a range of diseases with attractive commercial markets. In the United States, we market our lead product, Actimmune, for the treatment of chronic granulomatous disease and severe, malignant osteopetrosis. We are currently conducting a Phase III pivotal clinical trial with Actimmune for the treatment of idiopathic pulmonary fibrosis, which we estimate to have a maximum U.S. market opportunity of $2.5 billion per year. We are also conducting or planning clinical trials of Actimmune for the treatment of multidrug-resistant tuberculosis, atypical mycobacterial infections, ovarian cancer, cryptococcal meningitis, cystic fibrosis, liver fibrosis and non-Hodgkin's lymphoma. We believe that these clinical programs also represent significant commercial opportunities for Actimmune. The active ingredient of Actimmune is interferon gamma-1b. We plan to independently develop and commercialize Actimmune for multiple diseases in the United States, Canada and Japan. In addition, through our strategic partnership with Boehringer Ingelheim, we plan to develop and commercialize Imukin, Boehringer Ingelheim's tradename for interferon gamma-1b, for multiple diseases in Europe and other major markets. We recently acquired rights to Infergen, which is marketed in the United States and Canada for the treatment of chronic hepatitis C infections. We also market Amphotec worldwide for the treatment of invasive aspergillosis.

    We are conducting or in the planning stages of clinical trials or preclinical testing for the following diseases:

Disease	Clinical Status
ACTIMMUNE
Idiopathic pulmonary fibrosis	Phase III trial ongoing
Mycobacterial infections • Multidrug-resistant tuberculosis • Atypical mycobacterial infections	Phase III trial ongoing Phase II trial ongoing
Ovarian cancer	Phase III trial planned to commence in 2001
Systemic fungal infections • Cryptococcal meningitis	Phase II trial ongoing and fully enrolled
Cystic fibrosis	Phase II trial ongoing
Liver fibrosis	Phase II trial planned to commence in 2001
Non-Hodgkin's lymphoma	Phase II trial planned to commence in 2001
MOLI1901 (Duramycin)
Cystic fibrosis	Phase I trial ongoing
PA MONOCLONAL ANTIBODY
Pseudomonas aeruginosa infection	Preclinical studies
SA VIRULENCE INHIBITORY FACTOR
Staphylococcus aureus infection	Preclinical studies

    InterMune was formed in 1998 and began operations as a wholly owned subsidiary of Connetics Corporation. In 1998, Connetics acquired from Genentech, and subsequently sublicensed to us, the rights to develop and commercialize Actimmune for a broad range of diseases. In April 1999, we became an independent company, and we completed our initial public offering in March 2000.

Our Strategy

    Our objective is to become a leading biopharmaceutical company. We plan to achieve this objective by pursuing an aggressive growth strategy, including:

    Grow product revenues.  In 2000, U.S. sales of Actimmune increased by approximately 142% compared to sales in 1999, and, in the first quarter of 2001, U.S. sales of Actimmune increased by approximately 155% compared to the first quarter of 2000. We plan to continue to increase sales by heightening awareness of Actimmune through physician education, including speaker programs, medical symposia and continuing medical education programs, and through our field specialists. We actively market Actimmune for the treatment of chronic granulomatous disease and severe, malignant osteopetrosis, the diseases for which Actimmune has been approved by the FDA. Available clinical data and publications reviewing the clinical data, including The New England Journal of Medicine, indicate the potential effectiveness of Actimmune for additional diseases, such as idiopathic pulmonary fibrosis. The increased sales of Actimmune in 2000 and in the first quarter of 2001 resulted in part from physicians prescribing Actimmune for the treatment of idiopathic pulmonary fibrosis and other diseases, and we expect that our future sales may continue to be impacted by this physician practice. We believe that our March 2001 strategic partnership with Boehringer Ingelheim to develop and commercialize interferon gamma-1b outside the United States, Canada and Japan and our 2001 acquisitions of worldwide rights to Amphotec and U.S. and Canadian rights to Infergen may also contribute to our revenue growth.

    Expand our sales and marketing organization to serve pulmonologists, infectious disease specialists and oncologists.  Pulmonologists are the physicians who generally treat idiopathic pulmonary fibrosis; infectious disease specialists are the physicians who generally treat systemic fungal infections and mycobacterial infections; and oncologists are the physicians who generally treat cancer. Accordingly, we are developing a sales and marketing organization to support the approximately 7,000 pulmonologists, 4,000 infectious disease specialists and 6,000 oncologists practicing in the United States. We believe a focused marketing organization and a specialized sales force can effectively serve these physician specialists, who are primarily hospital-based and concentrated in major metropolitan areas. Accordingly, in February 2000, we placed 12 specialists into the field to educate physicians regarding the safe and appropriate use of Actimmune. In February 2001, we placed an additional 26 specialists into the field. We plan to place an additional 22 specialists into the field in July 2001, which would bring our total to 60 field specialists.

    Expand the number of FDA-approved disease indications for Actimmune and Infergen.  We plan to develop Actimmune and Infergen for a number of diseases where preclinical studies and clinical trials have shown evidence that they are potentially effective treatments. Some of the diseases for which Actimmune has demonstrated therapeutic activity include idiopathic pulmonary fibrosis, mycobacterial infections, ovarian cancer, systemic fungal infections, cystic fibrosis and liver fibrosis. We believe that the risks and time required to obtain FDA approval of Actimmune for new diseases may be reduced because of its established safety profile. We also believe that the life-threatening nature of some of the diseases that we intend to treat may enable us to obtain accelerated, or fast track, approval for Actimmune for some of these diseases. We believe that Infergen may have development potential in additional therapies for hepatitis C and additional diseases, such as hepatitis B and cancer.

    Continue to in-license or acquire preclinical and development-stage programs and FDA-approved products.   We plan to continue to in-license and acquire rights to additional programs and products, especially those for the treatment of life-threatening pulmonary and infectious diseases and cancer. To date, we have in-licensed or acquired Actimmune, Infergen, Amphotec, Moli1901, our pseudomonas aeruginosa monoclonal antibody program and our staphylococcus aureus small-molecule program. We believe that our development expertise and focus, as well as our financial resources, will provide us with significant opportunities to in-license or acquire and develop additional products and programs from pharmaceutical and biotechnology companies, as well as from research and academic institutions.

Actimmune

    We currently market our lead product, Actimmune, for the treatment of chronic granulomatous disease and severe, malignant osteopetrosis. We believe that the most significant near-term opportunity is for Actimmune in the treatment of idiopathic pulmonary fibrosis, which we estimate to afflict approximately 50,000 persons in the United States. We are conducting a Phase III pivotal clinical trial to test the efficacy of Actimmune for the treatment of this condition. We are also conducting or planning additional clinical trials of Actimmune for the treatment of multidrug-resistant tuberculosis, ovarian cancer, atypical mycobacterial infections, cryptococcal meningitis, cystic fibrosis, liver fibrosis and non-Hodgkin's lymphoma. We have rights to develop and commercialize Actimmune for a broad range of diseases in the United States, Canada and Japan, and we are collaborating with Boehringer Ingelheim, which has similar rights in Europe and the rest of the world, to develop and commercialize Imukin internationally. See "—License and Other Agreements."

    Interferons, such as interferon gamma-1b, are members of two families of related proteins that are secreted by a variety of cells in the body. Interferon alpha and interferon beta, which are included in one family, have been approved by the FDA and other regulatory authorities and are currently marketed for the treatment of diseases such as hepatitis B, chronic hepatitis C infections and multiple sclerosis. However, interferon alpha and interferon beta are associated with serious adverse side effects that may result in discontinuation of therapy. Interferon gamma, which is included in a separate family of interferons, is biologically distinct from interferon alpha and interferon beta. Interferon gamma has a superior safety profile as compared to interferon alpha and interferon beta because it results in fewer and less severe adverse side effects.

    Actimmune performs two important activities in the human body. First, Actimmune regulates the activity of the body's scar-forming cells, called fibroblasts. Actimmune directly blocks the multiplication of fibroblasts and also inhibits the production and action of TGF-beta, a potent scar-inducing molecule. The result of these actions is the prevention of excessive scarring, which is known as anti-fibrotic activity. The anti-fibrotic activity of Actimmune has been demonstrated in both preclinical studies and in clinical trials. For example, we are pursuing our Phase III pivotal clinical trial using Actimmune for the treatment of idiopathic pulmonary fibrosis because prior clinical trials have demonstrated its anti-fibrotic activity.

    Actimmune's second important activity in the body is to activate the immune system by stimulating a class of immune cells known as macrophages. This action results in increased killing and removal of infectious organisms, such as bacteria and fungi. We believe that interferon gamma-1b may have the broadest range of therapeutic activity in bacterial and fungal diseases of any protein yet identified. This activity enhances the body's ability to fight infection and is the reason we are developing Actimmune for use in the treatment of infectious diseases.

    Chronic granulomatous disease.  Actimmune is currently approved for the treatment of chronic granulomatous disease, a life-threatening congenital disorder that causes patients, mainly children, to be vulnerable to severe, recurrent bacterial and fungal infections. This results in frequent and prolonged hospitalizations and commonly results in death. In 1990, Actimmune was approved by the FDA for the treatment of chronic granulomatous disease based on its ability to reduce the frequency and severity of serious infections associated with this disease. In clinical trials, patients treated with Actimmune had 67% fewer disease-related infections and hospitalizations compared to the placebo group.

    There are approximately 400 patients with chronic granulomatous disease in the United States, and Actimmune is the only FDA-approved drug for the disease. Based on the indicated dosage levels of 100 micrograms of Actimmune three times per week, the annual cost per patient is approximately $25,000. Accordingly, we believe that chronic granulomatous disease represents a maximum market opportunity of approximately $10 million per year in the United States for Actimmune.

    Severe, malignant osteopetrosis.  Actimmune is approved for the treatment of severe, malignant osteopetrosis, a life-threatening, congenital disorder that results in increased susceptibility to infection and an overgrowth of bony structures that may lead to blindness and/or deafness. In February 2000, the FDA approved Actimmune for the treatment of severe, malignant osteopetrosis. Actimmune was previously granted orphan drug status for this disease. Severe, malignant osteopetrosis primarily affects children, and Actimmune is the only FDA-approved drug for this disease.

    We estimate that there are approximately 400 patients with severe, malignant osteopetrosis in the United States for whom treatment with Actimmune may be appropriate. Based on the indicated dosage levels of 100 micrograms of Actimmune three times per week, the annual cost per patient is approximately $25,000. Accordingly, we believe that severe, malignant osteopetrosis represents a maximum market opportunity of approximately $10 million per year in the United States for Actimmune.

    Idiopathic pulmonary fibrosis.  Idiopathic pulmonary fibrosis is a disease characterized by progressive scarring, or fibrosis, of the lungs, which leads to their deterioration and destruction. The cause of idiopathic pulmonary fibrosis is unknown, and currently there is no effective treatment. The prognosis is poor for patients with idiopathic pulmonary fibrosis, which occurs primarily in persons 40 to 70 years old. Most patients die from progressive loss of lung function, which leads to suffocation. The median life span for patients suffering from idiopathic pulmonary fibrosis is approximately three to five years from the time of diagnosis. We believe that there are approximately 50,000 patients with idiopathic pulmonary fibrosis in the United States.

    Treatment options for idiopathic pulmonary fibrosis are limited and only minimally effective. Approximately 70% to 80% of patients with idiopathic pulmonary fibrosis do not respond to any currently available drug therapy. Attempted drug therapies include high dose corticosteroids and anti-cancer drugs, both of which are minimally effective and may result in significant adverse side effects. For these reasons, treatment with corticosteroids and anti-cancer drugs is not recommended for all patients with idiopathic pulmonary fibrosis. As a last resort, a small percentage of patients undergo lung transplantation, but donors are limited, and many patients die while awaiting a transplant.

    Our Phase III pivotal clinical trial.  We are conducting a Phase III pivotal clinical trial of Actimmune for the treatment of patients with documented idiopathic pulmonary fibrosis who have not responded to previous treatment with corticosteroids and who have evidence of deteriorating lung function. Our clinical trial will include at least 260 patients, and we currently expect to complete enrollment by August 2001. As of June 14, 2001, we had enrolled 230 patients in this clinical trial. Based on our anticipated timeline, we currently expect to release the results of the trial by the end of 2002. The clinical trial will compare patients who receive 200 micrograms of Actimmune in combination with corticosteroids three times a week to a control group that receives corticosteroids alone. Outcomes will include several measures of lung function, including lung capacity, blood oxygen levels, and several measures of quality of life. We have scheduled a sample size analysis of our Phase III clinical trial for idiopathic pulmonary fibrosis in early 2002. We anticipate the analysis will include an assessment of whether the patient population in our trial is large enough to provide statistically significant clinical results. Since entering into our strategic relationship with Boehringer Ingelheim, we have expanded our clinical trial to include additional sites in Europe which may be used to facilitate regulatory approval of Imukin for the treatment of idiopathic pulmonary fibrosis in Europe.

    Prior clinical trials of interferon gamma-1b in the treatment of idiopathic pulmonary fibrosis.  Our Phase III clinical trial follows two earlier clinical trials conducted by independent investigators who tested interferon gamma-1b for the treatment of idiopathic pulmonary fibrosis. The results of these earlier clinical trials demonstrated that interferon gamma-1b can be safely administered with minimal adverse side effects and can halt and reverse the deterioration in lung function in patients.

    The results of one of these clinical trials, a Phase II clinical trial published in October 1999 in The New England Journal of Medicine, demonstrated at a statistically significant level that interferon gamma-1b may be effective in the treatment of idiopathic pulmonary fibrosis. Investigators at the University of Vienna conducted the clinical trial with 18 patients who had not responded to treatment with corticosteroids or anti-cancer agents. Nine patients were treated for 12 months with oral prednisolone, a corticosteroid, and nine patients were treated with a combination of interferon gamma-1b and prednisolone.

    Lung function, as measured by total lung capacity and blood oxygen levels, deteriorated in all nine patients in the group given prednisolone alone. Total lung capacity decreased from a mean of 66% at the start of the trial to 62% after 12 months. In contrast, in the group receiving interferon gamma-1b plus prednisolone, total lung capacity increased from a mean of 70% at the start of the trial to 79% after 12 months. Similarly, in the nine patients in the group given prednisolone alone, blood oxygen levels of patients at rest decreased from a mean of 65% at the start of the trial to 62% after 12 months. In the group receiving interferon gamma-1b plus prednisolone, blood oxygen levels of patients at rest increased from a mean of 65% at the start of the trial to 76% after 12 months. Both of these results are statistically significant, each with a p value < 0.001. This means that, applying widely used statistical methods, the chance that these results occurred by accident is less than 1 in 1,000. All patients treated with interferon gamma-1b exhibited improved pulmonary function for the trial period of 12 months. In contrast, patients receiving treatment with prednisolone alone showed gradual impairment of their pulmonary function, and two of them died following the 12-month clinical trial. Experts in the United States reanalyzed these results and confirmed their statistical significance in a medical monograph published in August 2000 by the American Thoracic Society.

    The Phase II clinical trial results confirmed the observations of an initial clinical trial in patients, or a Phase I/II clinical trial, by the same investigators. In this initial clinical trial, the investigators tested safety and dosing of interferon gamma-1b in combination with prednisolone for the treatment of idiopathic pulmonary fibrosis in 30 patients. The clinical data showed that all of the ten patients who received 200 micrograms of interferon gamma-1b in combination with prednisolone three times a week demonstrated overall improvement in lung function. In the ten patients that received 100 micrograms of interferon gamma-1b in combination with prednisolone three times a week, four showed improvement. Of the ten patients in the control group, who were treated with prednisolone and not interferon gamma-1b, none showed improvement. Overall, the investigators concluded that patients who received interferon gamma-1b in combination with prednisolone showed significant improvement in lung function compared to the control group that received prednisolone alone.

    Idiopathic pulmonary fibrosis market.  We believe that there are approximately 50,000 patients with idiopathic pulmonary fibrosis in the United States. Based on the expected dosing level of 200 micrograms of Actimmune three times per week, the treatment protocol for idiopathic pulmonary fibrosis patients and the current pricing for Actimmune, we estimate that the annual cost per patient would be approximately $50,000. Assuming this treatment regimen, we believe that idiopathic pulmonary fibrosis represents a maximum market opportunity of approximately $2.5 billion per year in the United States for Actimmune. In addition, if Actimmune is approved to treat idiopathic pulmonary fibrosis, it may also be used to treat some other forms of pulmonary fibrosis, including fibrosis caused by sarcoidosis, radiation, some environmental exposures and connective tissue diseases such as scleroderma.

    Mycobacterial infections.  Mycobacteria are the cause of several infectious diseases, including tuberculosis, multidrug-resistant tuberculosis, and atypical mycobacterial infections, which are infections caused by mycobacteria that differ appreciably from those that cause tuberculosis. Tuberculosis is a difficult disease to treat and requires multidrug regimens of at least six months for eradication. It is estimated that 1% to 10% of tuberculosis cases, classified as multidrug-resistant tuberculosis, are caused by mycobacteria that are resistant to standard drug therapy. During the past ten years, multidrug-resistant tuberculosis has emerged as a global health issue.

    In the United States, we estimate that each year there are approximately 17,000 new cases of tuberculosis, of which approximately 170 are multidrug-resistant tuberculosis, and approximately 4,000 are cases of atypical mycobacterial infection. We also have commercial rights in Japan to market Actimmune in the treatment of infectious diseases, including tuberculosis. There are approximately 43,000 new cases of tuberculosis each year in Japan, of which approximately 2,000 are multidrug-resistant tuberculosis.

    Multidrug-resistant tuberculosis.  A clinical trial conducted at Bellevue Hospital in New York and published in The Lancet in May 1997 found that patients with multidrug-resistant tuberculosis were able to respond to conventional tuberculosis drugs when Actimmune was added to their treatment regimen. In contrast, none of these patients had responded to conventional tuberculosis drugs alone after an average of 13 months of therapy. In July 2000, we commenced a Phase III pivotal clinical trial of Actimmune for the treatment of multidrug-resistant tuberculosis.

    Atypical mycobacterial infections.  In May 1994, The New England Journal of Medicine published the results of a clinical trial showing Actimmune to be successful in reducing fever and other signs of infection in patients with atypical mycobacterial infection. In January 2001, we commenced a Phase II clinical trial of Actimmune for the treatment of atypical mycobacterial infections.

    Ovarian cancer.  Ovarian cancer is the third most common cancer in women, afflicting approximately 190,000 women and causing over 14,000 deaths in the United States per year. We believe that approximately 25,000 new cases are diagnosed annually in the United States. Current treatment with chemotherapy is suboptimal, with a five-year survival rate of only 44%. Interferon gamma has been shown to be directly toxic to ovarian cancer cells, and interferon gamma stimulates the body's immune system to enhance the removal of cancer cells. A European study of 148 women published in the March 2000 issue of The British Journal of Cancer showed that the addition of interferon gamma-1b to chemotherapy increased the time to disease progression from an average of 17 months to 48 months. The complete, but not necessarily permanent, disappearance of cancerous tumors was seen in 68% of women receiving interferon gamma-1b in combination with chemotherapy compared to 56% of women receiving chemotherapy alone. During 2001, we plan to initiate a Phase III pivotal clinical trial of Actimmune in combination with carboplatin and paclitaxel for the treatment of ovarian cancer.

    Systemic fungal infections—cryptococcal meningitis.  Systemic fungal infections, such as cryptococcal meningitis, an infection of the lining of the brain, and invasive aspergillosis, a systemic fungal infection, are life-threatening diseases caused by various fungi that attack patients with weakened immune systems. Currently available therapies for these infections are often ineffective and may result in serious adverse side effects. Mortality from systemic fungal infections remains high. There is a clear need for new, effective and less toxic drugs to treat them. Recent research results support the potential benefit of combining Actimmune with conventional antifungal therapy, such as amphotericin B, in the treatment of several of the most prevalent types of systemic fungal infections. Because Actimmune works by acting directly on the immune system, we believe that new antifungal agents will also have greater efficacy when combined with Actimmune.

    We are currently conducting a Phase II clinical trial designed to determine dose and efficacy of Actimmune in combination with amphotericin B for the treatment of cryptococcal meningitis. The trial is fully enrolled, and we currently expect to release the results of the trial by the end of 2001.

    Cystic fibrosis.  Cystic fibrosis is a congenital disorder that leads to chronic pulmonary infections in children, usually by four years of age. These infections result in an exaggerated inflammatory response, leading to clogging and obstruction of the airways. Chronic pulmonary infection is the major cause of mortality in these patients. Cystic fibrosis affects an estimated 23,000 persons in the United States, and the average life expectancy of a patient with cystic fibrosis is 32 years. There is no cure for cystic fibrosis, and the standard treatments, including antibiotics and mucus thinning therapies, are suboptimal. Due to its ability to regulate the immune system, we believe that Actimmune may have the potential to modify many of the processes that lead to the exaggerated inflammation and to reduce the chronic inflammation in the lungs. By preventing excessive inflammation in the airways, Actimmune may be able to slow the progression of pulmonary deterioration. In February 2001, we commenced enrollment in a Phase II clinical trial of Actimmune in patients with cystic fibrosis.

    Liver fibrosis. Liver fibrosis is a disease characterized by excessive scarring of the liver, typically caused by chronic hepatitis C infections or alcoholism. Excessive scarring of the liver results in compromised liver function and can be a cause of death. There are approximately four million people in the United States infected with hepatitis C, and standard therapy is frequently ineffective. Standard treatment for these patients typically attempts to address only the hepatitis C infection and not the fibrosis. In a clinical study comparing the therapeutic efficacy of Actimmune against that of interferon alpha in patients with hepatitis C infections, the results showed a strong trend towards decreased fibrosis in the patients receiving Actimmune, compared to no change in patients receiving interferon alpha. In addition, several preclinical studies have demonstrated that Actimmune may prevent and even reverse the fibrosis that forms in the liver as a result of infections or liver toxins. During 2001, we plan to initiate a Phase II clinical trial of Actimmune for the treatment of liver fibrosis in patients with chronic hepatitis C infections.

    Non-Hodgkin's lymphoma. Non-Hodgkin's lymphoma, a group of cancers that affect the lymph system, afflicts approximately 250,000 patients in the United States and is the fifth most common cancer and the sixth most common cause of cancer death in the United States. Treatment with standard anti-cancer drugs is often ineffective and results in a high percentage of patients with relapsed or refractory disease. Rituxan, a drug developed and co-promoted by Genentech, Inc. and IDEC Pharmaceuticals Corporation, is the current standard of care for the treatment of relapsed or refractory, low-grade or follicular, B-cell non-Hodgkin's lymphoma, which represents approximately 75,000 patients in the United States. Rituxan works by binding to CD20 receptors, which are over-abundant on non-Hodgkin's lymphoma cells, and by attracting immune-effector cells that kill the cancer cells by a process called antibody dependent cellular cytotoxicity. Several preclinical studies have found that interferon gamma-1b increases the number of CD20 receptors on cancer cells and increases the activity of the antibody dependent cellular cytotoxicity process. Based on these studies, we believe that the addition of Actimmune to Rituxan therapy may enhance the elimination of cancer cells. During 2001, we plan to initiate a Phase II clinical trial of Actimmune in combination with Rituxan for the treatment of relapsed or refractory, low-grade or follicular, B-cell non-Hodgkin's lymphoma.

Infergen

    Infergen is an FDA-approved form of interferon alfacon-1 indicated for the treatment of chronic hepatitis C infections. In June 2001, we licensed the exclusive rights from Amgen to develop and commercialize Infergen in the United States and Canada. We also licensed rights from Amgen for an early stage program to develop a pegylated form of Infergen. Infergen is currently approved as treatment for adult patients with chronic hepatitis C infections, including as a therapy for patients who have never been treated with interferons and as a therapy for patients following relapse or treatment non-response to certain previous treatments. Infergen is the only interferon approved for treatment of patients who have failed other treatments. Infergen has not been actively promoted to physicians for approximately two years. Through our field specialists and medical education programs, we plan to relaunch Infergen for its approved disease indications and increase Infergen's recognition among physicians. We also plan to conduct clinical studies for additional therapies for Infergen for the treatment of chronic hepatitis C infections. We believe that Infergen may have development potential in additional diseases, such as hepatitis B and cancer.

    Hepatitis C is a very serious, but under recognized, medical problem. It is the most common form of chronic hepatitis infection in North America and Europe and approximately four million adults in the United States are currently infected with the disease. If undetected and untreated, chronic hepatitis can lead to chronic liver disease, including liver cancer, and is the second leading cause of liver cirrhosis in the United States.

Amphotec

    Amphotec is an FDA-approved lipid-complexed form of amphotericin B indicated for the treatment of invasive aspergillosis, a life-threatening systemic fungal infection. In January 2001, we acquired worldwide rights to Amphotec from ALZA Corporation. The product is sold under the name Amphotec in the United States and under the name Amphocil in more than 20 other countries, but it has not been actively marketed to physicians for at least two years. We recently began to market this product through our field specialists in the United States and through distributors and partners in other parts of the world.

    Systemic fungal infections that do not respond to initial treatment with standard antifungal treatment regimens are typically treated with amphotericin B, the active ingredient in Amphotec. We estimate that there are approximately 100,000 cases of systemic fungal infection each year in the United States, of which we estimate that approximately 30,000 to 40,000 are initial treatment failures. Worldwide sales of all amphotericin B-based products are approximately $300 million per year.

Other programs

    Moli1901(Duramycin)—cystic fibrosis.  Moli1901 is a mucoactive drug that may possess the capability of modifying mucous composition in airways. Patients with cystic fibrosis have a deficiency of chloride and water in their airways, which prevents proper removal of mucus. This often leads to serious infections, inflammation, tissue damage and death. Moli1901 induces the transport of chloride and water in the lungs, which facilitates the removal of mucus from the lungs. Treatment with Moli1901 could reduce recurrent infections, inflammation and tissue damage in patients with cystic fibrosis.

    Through a strategic partnership with MoliChem, we intend to jointly develop and commercialize Moli1901 for diseases worldwide, sharing all expenses and profits equally. Moli1901 is currently in a Phase I clinical trial to evaluate safety in humans. We plan to initiate a Phase II clinical trial in cystic fibrosis by the end of 2001.

    PA monoclonal antibody—pseudomonas aeruginosa infections.  Pseudomonas aeruginosa is a bacterial infection that often affects patients using respirators and catheters as well as patients with a number of conditions, including burns, low white blood cell counts and cystic fibrosis. Because the types of patients at risk generally have pre-existing illnesses, pseudomonas aeruginosa infection most often occurs in a hospital setting.

    Scientists at the Medical College of Wisconsin have identified a protein, designated PcrV, on the surface of pseudomonas aeruginosa bacteria that enables the bacteria to invade human tissue. By directing antibodies against the PcrV protein, they have been able to demonstrate highly effective treatment, as well as prevention, of infections caused by pseudomonas in animal models. We are currently working with Protein Design Labs, Inc. to generate a human monoclonal antibody directed against the PcrV protein as a therapeutic, in combination with antibiotics. Our goal is to use this antibody to treat pseudomonas aeruginosa infection and prevent infection in high-risk patients.

    We estimate that pseudomonas aeruginosa infections account for 71,000 annual cases in the United States of pneumonia in hospitalized patients, 30% to 40% of which die from their pneumonia.

Furthermore, chronic pseudomonas aeruginosa is the leading cause of pulmonary infection and resulting mortality in patients with cystic fibrosis.

    SA virulence inhibitory factor—staphylococcus aureus infections.  Staphylococcus aureus is a type of bacterium that causes diseases ranging from minor skin infections to life-threatening deep tissue infections such as pneumonia, meningitis, heart valve infections, post-operative wound infections, bloodstream infections and toxic shock syndrome. The emergence of antibiotic resistance has made many anti-infective agents ineffective against staphylococcus aureus. We are working with collaborators to discover protein fragments, known as peptides, that block infections caused by staphylococcus aureus. The efficacy of one of these peptides, known as virulence inhibitory factor, has been demonstrated in animal models. We intend to develop one or more peptides as therapy to be used in conjunction with antibiotics in the treatment of infections caused by staphylococcus aureus. We are also in the early stages of development for a vaccine for the prevention of infections caused by staphylococcus aureus in high-risk populations.

    We estimate that staphylococcus aureus causes at least 500,000 infections in patients annually in the United States. These infections can extend hospitalization and increase required medical and nursing care.

License and Other Agreements

  Genentech, Inc. License Agreement (Actimmune)

    In August 1998, we entered into an agreement with Connetics Corporation under which we obtained an exclusive sublicense under the rights granted to Connetics by Genentech through a license agreement relating to interferon gamma-1b. We also agreed to assume many of Connetics' obligations to Genentech under that license agreement. We entered into an agreement with Connetics in April 1999 in order to broaden the scope of rights granted to us. In June 2000, we entered into an assignment and option agreement with Connetics, by which Connetics assigned the Genentech license to us. The license from Genentech terminates on the later of May 5, 2018 and the date that the last of the patents licensed under the agreement expires.

    Our licensed Actimmune rights include exclusive and non-exclusive rights under Genentech's patents. The exclusive licenses include the right to develop and commercialize Actimmune in the United States and Canada for the treatment and prevention of all human diseases and conditions, including infectious diseases, pulmonary fibrosis and cancer, but excluding arthritis and cardiac and cardiovascular diseases and conditions. The non-exclusive rights include a license to make or have made Actimmune for clinical and commercial purposes within our field of use in the United States and Canada. In Japan, we have the exclusive license rights to commercialize Actimmune for the treatment and prevention of all infectious diseases, including in patients with chronic granulomatous disease or osteopetrosis. We also have the opportunity, under specified conditions, to obtain further rights to interferon gamma-1b in Japan and other countries. In addition, we received a sublicense under certain of Genentech's patents outside the United States, Canada and Japan under the Boehringer Ingelheim agreement discussed below. Under the Genentech license, we pay Genentech royalties on the sales of Actimmune, and make one-time payments to Genentech upon the occurrence of specified milestone events. We must satisfy specified obligations under the agreement with Genentech to maintain our license from Genentech. We are obligated under the agreement to develop and commercialize Actimmune for a number of diseases.

  Boehringer Ingelheim International GmbH (Imukin)

    In March 2001, we formed an international strategic collaboration with Boehringer Ingelheim to clinically develop and seek regulatory approval for interferon gamma-1b in certain diseases and to commercialize a liquid formulation of interferon gamma-1b under one or more of Boehringer Ingelheim's trade names, including Imukin, in Europe and other major markets of the world (other than the United States, Canada and Japan). Under the agreement, the parties will seek to develop and obtain regulatory approval for the use of Imukin in the treatment of a variety of diseases, including idiopathic pulmonary fibrosis, tuberculosis, systemic fungal infections, chronic granulomatous disease and osteopetrosis. The agreement provides that we will fund and manage clinical and regulatory development of interferon gamma-1b for these diseases in the countries covered by the agreement. Boehringer Ingelheim has an option to exclusively promote Imukin in all of the major market countries covered by the agreement, and we may opt to promote the product in those countries and for those new diseases for which Boehringer Ingelheim does not do so. Both companies will receive royalties on sales of the product the other party makes in its own territory, on a specified royalty schedule. See "Manufacturing."

  Connetics Corporation

    Through an assignment and option agreement with Connetics, beginning on January 1, 2002, we will be obligated to pay to Connetics a royalty of 0.25% of our net U.S. sales for Actimmune until our net U.S. sales surpass $1 billion. Thereafter, we are obligated to pay a royalty of 0.5% of our net U.S. sales.

    Until April 2004, Connetics has an option under the assignment and option agreement to obtain the exclusive, royalty-free right to commercialize Actimmune for non-cancerous, non-infectious dermatological diseases in the United States. If Connetics exercises its option, then it will make one-time payments to us upon the occurrence of milestones. Connetics also has a first right of negotiation to become our marketing partner in the United States for the sale of Actimmune to dermatologists for diseases that are not primarily dermatological in origin.

  Amgen Inc. (Infergen)

    In June 2001, we entered into a licensing and commercialization agreement with Amgen to obtain an exclusive license in the United States and Canada to Infergen (interferon alfacon-1), an alpha interferon product, and the rights to an early stage program to develop a pegylated form of Infergen. Infergen is currently approved in both the United States and Canada to treat chronic hepatitis C infections. Under the agreement, we will have the exclusive right to market Infergen and develop it for other indications in the United States and Canada. We have paid Amgen an upfront license fee of $21.0 million and are obligated to pay up to $8.0 million for near-term milestones and royalties on sales of Infergen. We are also required to pay Amgen other milestone payments on the pegylated Infergen program and royalties on sales of the product, if any.

  ALZA Corporation (Amphotec)

    In January 2001, we acquired from ALZA its worldwide rights to Amphotec (sold under the tradename Amphocil in certain countries outside the United States). The transaction terms included an upfront product acquisition fee of $9.0 million, milestone payments based upon sales levels and specific achievements in the clinical development and regulatory approval of Amphotec in combination with Actimmune, and royalties payable upon net sales of Amphotec. Under the agreement, we obtained access to certain existing distributorships for Amphotec, and assumed ALZA's obligations under agreements with its existing Amphotec distributors and service providers. We have diligence obligations under the agreement to set up additional distributorships for Amphotec or establish a sales force and begin to promote Amphotec in specified countries at specified times. Our rights to Amphotec could revert to ALZA if we do not meet our diligence obligations or otherwise commit a material breach of the agreement. We are also subject to certain royalty obligations to the University of California under this agreement.

  MoliChem Medicines, Inc. (Moli1901—Duramycin)

    In May 2001, we entered into a joint development and commercialization agreement for Moli1901 with MoliChem. We paid an upfront payment of $1.5 million to MoliChem and we are obligated to pay MoliChem one-time payments on certain milestones. The parties will jointly fund the development and commercialization of Moli1901 for diseases worldwide, starting with cystic fibrosis, sharing profits on any resulting products in proportion to the parties' financial contributions to their development and commercialization. MoliChem will lead the development efforts, and we will lead the commercialization efforts, for Moli1901.

  Medical College of Wisconsin (PcrV protein)

    In March 1999, we entered into a license agreement with the Medical College of Wisconsin Research Foundation, Inc. under which we received an exclusive, worldwide right in the field of human disease therapy to technology owned by the college relating to PcrV protein. We are obligated to pay the college one-time payments on the occurrence of milestone events, as well as a royalty on the sales of products covered by this technology. This technology was developed in part using federal funds and this agreement is subject to overriding obligations to the Federal Government. In addition, we have diligence obligations under this agreement concerning the development, manufacture, marketing and sale of licensed products. Our rights to the licensed technology could revert to the college if we do not meet our diligence obligations or otherwise commit a material breach of the agreement. We have also entered into a research agreement with the college to sponsor basic research relating to pseudomonas aeruginosa.

  Panorama Research, Inc. (Staphylococcus aureus)

    In January 2000, we entered into a sponsored research and license agreement with Panorama Research, Inc. under which we received exclusive, worldwide rights to technology owned by Panorama relating to the treatment of staphylococcus aureus infections, as well as to technology to be developed by Panorama pursuant to the staphylococcus aureus research program that we support. We will pay to Panorama one-time payments on the occurrence of milestone events, as well as a royalty on the sales of products covered by this technology. Within 30 days of our receipt of FDA approval of a new drug application for a product based on this technology, we are obligated to pay $500,000 to Panorama. In addition, we have diligence obligations under this agreement to develop and commercialize licensed products in countries where it is commercially viable to do so. Our rights to the licensed technology could revert to Panorama if we do not meet our diligence obligations or otherwise commit a material breach of the agreement.

Manufacturing

    We contract with qualified third-party manufacturers to produce our products. This manufacturing strategy enables us to direct financial resources to the development and commercialization of products rather than diverting resources to establishing a manufacturing infrastructure.

  Genentech, Inc. Supply Agreement (Actimmune)

    Genentech manufactures and formulates bulk active ingredient and fills and finishes Actimmune destined for commercial supply. Our supply agreement with Genentech expired in May 2001. We expect that the final supply of commercial product that we will receive from Genentech during the remainder of 2001 will meet our needs for commercial supply through the end of January 2002.

  Boehringer Ingelheim Supply Agreement (Actimmune)

    We have a supply agreement with Boehringer Ingelheim to manufacture both clinical and commercial supply of Actimmune and Imukin. Boehringer Ingelheim currently manufactures Imukin for sale in Europe and currently manufactures and formulates bulk active ingredient and fills and finishes Actimmune for clinical supply. Under the agreement, we will pay all of Boehringer Ingelheim's costs of establishing the equivalence of Imukin with Actimmune, achieving regulatory approval and establishing appropriate manufacturing facilities for Actimmune. We will be responsible for all adverse event reporting, product recalls, compliance with FDA requirements and all regulatory filings, with the assistance of Boehringer Ingelheim as needed. The agreement expires on December 31, 2006 and automatically renews for successive terms, unless either Boehringer Ingelheim or we choose not to continue.

    We are assisting Boehringer Ingelheim in pursuing qualification by the FDA to manufacture Actimmune to enable Boehringer Ingelheim to succeed Genentech as our commercial supplier of Actimmune. We filed a biologics license application with the FDA in May 2001 to commence this process. We expect that the FDA will approve Boehringer Ingelheim as a manufacturer of commercially marketed Actimmune by the end of 2001. Accordingly, we believe that the transition from Genentech to Boehringer Ingelheim will not cause any delays in supply of commercial product. However, the FDA may not approve Boehringer Ingelheim as a manufacturer of commercially marketed Actimmune on a timely basis, or at all, in which case Boehringer Ingelheim would not be able to supply us with sufficient quantities of commercial Actimmune by the end of January 2002. If Genentech does not provide us with commercial supply consistent with our estimates, if we do not receive sufficient quantities of commercial Actimmune from Boehringer Ingelheim by the end of January 2002 or if our needs for commercial supply through the end of January 2002 exceed our current estimates, we will experience a shortage of commercial supply, which would have a material and adverse effect on our revenues, business and financial prospects.

    The supply agreement with Boehringer Ingelheim also generally provides for the exclusive supply by Boehringer Ingelheim and exclusive purchase by us of interferon gamma-1b. Following FDA approval of Boehringer Ingelheim as a manufacturer of Actimmune, we will be required to purchase a minimum amount of Actimmune per year, and Boehringer Ingelheim will be required to supply Actimmune to us, subject to certain limits. If Boehringer Ingelheim is not able to supply all of our requirements for interferon gamma-1b, we may choose an additional manufacturer. However, we are not entitled to seek such a secondary source until Boehringer Ingelheim has informed us of its unwillingness or inability to meet our requirements.

  Amgen Supply Agreement (Infergen)

    We currently have a transition agreement with Amgen for the manufacture and supply of Infergen for all purposes. We have agreed with Amgen to replace this transition agreement with an agreement that provides for the manufacture and supply of Infergen by Amgen until such time as the manufacturing of Infergen is transferred to a third party. The transition agreement will continue until such time as a longer term agreement is in effect.

  Ben Venue Laboratories, Inc. Supply Agreement (Amphotec)

    We presently have an agreement with Ben Venue Laboratories, Inc. for the manufacture of Amphotec for all purposes. This agreement expires in December 2001. We are negotiating with Ben Venue to renew the agreement.

Patents and Proprietary Rights

    The proprietary nature of, and protection for, our products, product candidates, processes and know-how are important to our business. We plan to prosecute and defend aggressively our patents and proprietary technology. Our policy is to patent or in-license the technology, inventions and improvements that we consider important to the development of our business. We also rely on trade secrets, know-how and continuing innovation to develop and maintain our competitive position.

    We have acquired proprietary rights in the United States, Canada and Japan to develop, make, use and sell interferon gamma-1b, Actimmune, in particular fields in connection with our license agreement with Genentech. This license agreement covers 12 U.S. patents and 10 corresponding Japanese patents. Pursuant to a license and commercialization agreement with Amgen, we have acquired proprietary rights to market Infergen in the United States and Canada and the right to develop new forms of Infergen's active ingredient, including pegylated forms. The license and commercialization agreement covers nine U.S. patents and six pending patents. A patent related to the gene used for expression of

Infergen expires in 2007. Other material patents included in the licensed portfolio expire between 2011 and 2017.

    We have acquired proprietary rights worldwide to develop, make, use and sell Amphotec in particular fields in connection with our acquisition of the product from ALZA. In January 2001, ALZA assigned to us three U.S. patents and 14 corresponding non-U.S. patents. We have also licensed a patent application in the area of pseudomonas vaccine methods and have filed patent applications for treatment methods and compositions concerning interferon gamma and for compositions concerning staphylococcus infections. We expect to continue to protect our proprietary technology with additional filings as appropriate.

    The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

  •
  we were the first to make the inventions covered by each of our pending patent applications;
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  we were the first to file patent applications for these inventions;
  •
  others will not independently develop similar or alternative technologies or duplicate any of our technologies;
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  any of our pending patent applications will result in issued patents;
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  any patents issued to us or our collaborators will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;
  •
  we will develop additional proprietary technologies that are patentable; or
  •
  the patents of others will not have an adverse effect on our business.

    We attempt to ensure that our technology does not infringe the rights of others. We are not aware of any asserted or unasserted claims that our technology violates the proprietary rights of others. We are aware that the principal investigators of Phase I and Phase II clinical trials of interferon gamma-1b for the treatment of idiopathic pulmonary fibrosis have filed a patent application in several European countries claiming the use of interferon gamma-1b for this disease. We are currently in discussions with respect to a license to any patent rights of the investigators. However, we cannot predict whether any license will be made available on commercially reasonable terms, if at all. We do not believe that a corresponding patent application has been filed in the United States. Further, we believe it is unlikely that the investigators could successfully obtain patent protection in the United States for the use of interferon gamma-1b to treat idiopathic pulmonary fibrosis. However, we cannot be certain that the investigator or a third party has not filed and will not obtain a U.S. patent claiming the use of interferon gamma-1b for the treatment of idiopathic pulmonary fibrosis or any of the other diseases for which we are developing Actimmune. If a third party were issued a patent that blocked our ability to commercialize Actimmune for any of the diseases we are targeting, we and our collaborators would be subject to legal action, unless we obtained a license under that patent in order to continue our commercialization efforts for those diseases. We are aware of a U.S. patent that pertains to the use of interferon gamma to treat ovarian cancer. The term for this patent expires in August 2007. Although we will not be promoting Actimmune for ovarian cancer until we receive FDA approval, we are negotiating a license with the patent holder to obtain marketing rights under this patent. If we are unable to license such rights, the patent holder would be able to block our ability to commercialize Actimmune for the treatment of ovarian cancer until the patent expires in August 2007.

Competition

    Actimmune is the only FDA-approved therapy for each of chronic granulomatous disease and severe, malignant osteopetrosis. There is no currently available effective therapy for the treatment of idiopathic pulmonary fibrosis. We are not aware of any ongoing U.S. clinical trial for this disease other than our Phase III pivotal clinical trial.

    We believe that the primary competition for Actimmune in serious infectious diseases such as mycobacterial and systemic fungal infections consists of:

  •
  the potential development of new generations of advanced antibiotics and anti-fungal agents that successfully treat these diseases; and

  •
  the current treatment regimens, which may be less effective in many cases, but cost substantially less than the current price for Actimmune.

    In the area of cancer, cystic fibrosis and liver fibrosis, there are numerous programs and products which may have a significant competitive impact on our ability to effectively market Actimmune for the treatment of these diseases.

    Currently, the primary competition for Actimmune in cystic fibrosis are the FDA-approved drugs marketed by Genentech and Chiron Corporation.

    Infergen competes with other forms of interferon alpha, such as PEG-Intron and Intron A, which are marketed by Schering Corp., and Roferon-A, which is marketed by Roche Laboratories Inc. Infergen also competes with Schering's Rebetron, which combines interferon alpha with the antiviral drug ribavirin. In addition, we expect to compete with pegylated forms of interferon alpha that have a significant advantage over non-pegylated products because they last longer in the body and therefore need to be administered less often to the patient. Schering has received FDA approval for its pegylated form of interferon alpha, and we expect that Roche will receive FDA approval for its pegylated form of interferon alpha before the end of 2001.

    Currently, the primary competition for Amphotec is Ambisome, marketed by Gilead, and Abelcet, marketed by Elan.

Sales, Marketing and Distribution

    We heighten awareness of Actimmune and Amphotec, and we expect to heighten awareness of Infergen, through physician education, including speaker programs, medical symposia and continuing medical education programs, and through our field specialists. We are developing a sales and marketing organization to support the approximately 7,000 pulmonologists, 4,000 infectious disease specialists and 6,000 oncologists practicing in the United States. We believe a focused marketing organization and a specialized sales force can effectively serve these physician specialists, who are primarily hospital-based and concentrated in major metropolitan areas. Accordingly, in February 2000, we placed 12 specialists into the field to educate physicians regarding the safe and appropriate use of Actimmune. In February 2001, we placed an additional 26 specialists into the field. We plan to place an additional 22 specialists into the field in July 2001, which would bring our total to 60 field specialists.

    In the United States, our products are sold primarily to distributors who then resell them to hospitals, pharmacies and physicians. During the year ended December 31, 2000, the primary distributors for our products were Cardinal Health, McKesson HBOC and Bergen Brunswig, who accounted for 33%, 25% and 21%, respectively, of our total net product sales. In Europe, Amphotec is sold through a number of distributors and agents.

Governmental Regulation and Product Approval

    The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture, and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products. We believe that our products will be regulated as biologics or as drugs by the FDA.

    The process required by the FDA before our products, or new diseases for approved products, may be marketed in the United States generally involves the following:

  •
  preclinical laboratory and animal tests;

  •
  submission of an investigational new drug, or IND, application, which must become effective before clinical trials may begin;

  •
  adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and

  •
  FDA approval of a new biologics license application, or BLA, a new drug application, or NDA, or BLA or NDA supplement.

    The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any new approvals for our products will be granted on a timely basis, if at all.

    Prior to commencing a clinical trial, we must submit an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. Further, an independent institutional review board for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences.

    Human clinical trials are typically conducted in three sequential phases that may overlap:

  •
  Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

  •
  Phase II: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

  •
  Phase III: When Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical study sites.

  •
  In the case of products for severe or life-threatening diseases such as idiopathic pulmonary fibrosis, the initial human testing is often conducted in patients rather than in healthy volunteers. Because these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials, and thus these trials are frequently referred to as Phase I/II trials.

    We may not successfully complete Phase I, Phase II or Phase III testing of our drug candidates within any specific time period, if at all. Furthermore, the FDA or an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

    The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of a BLA, NDA, or a BLA or NDA supplement, for approval of a new disease if the product is already approved for a disease. The FDA may deny approval of a BLA, NDA, or BLA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or a second Phase III pivotal clinical trial. Even if such data is submitted, the FDA may ultimately decide that the BLA, NDA or BLA or NDA supplement does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

    The FDA's fast track program is intended to facilitate the development and expedite the review of drugs intended for the treatment of serious or life-threatening diseases and that demonstrate the potential to address unmet medical needs for such conditions. Under this program, the FDA can, for example, review portions of a BLA or NDA for a fast track product before the entire application is complete, thus potentially beginning the review process at an earlier time. We intend to ask for fast track designation for qualified submissions of our products. We cannot guarantee that the FDA will grant any of our requests for fast track designation, that any fast track designation will affect the time of review, or that the FDA will approve the BLA or NDA submitted for any of our drug candidates, whether or not fast track designation is granted. Additionally, the FDA's approval of a fast track product can include restrictions on the product's use or distribution, such as permitting use only for specified medical procedures or limiting distribution to physicians or facilities with special training or experience. Approval of fast track products can be conditional with a requirement for additional clinical studies after approval.

    Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products or new diseases for a considerable period of time and to impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approvals for new diseases for Actimmune, Infergen or Amphotec on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain additional regulatory approvals for Actimmune would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

    Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon us and our third party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the good manufacturing practices regulations and other FDA regulatory requirements.

    Physicians may prescribe legally available drugs for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use. Companies cannot actively promote FDA-approved drugs for off-label uses, but may in some circumstances provide to physicians articles published in peer-reviewed journals, like The New England Journal of Medicine, that discuss off-label uses of approved products.

    The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products or new diseases for Actimmune, Infergen or Amphotec. We cannot predict the likelihood, nature, or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

    Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the disease for which it has such designation, the product is entitled to orphan exclusivity for seven years, i.e., the FDA may not approve any other applications to market the same drug for the same disease, except in very limited circumstances, for seven years. We intend to file for orphan drug designation for those Actimmune, Infergen or Amphotec diseases that meet the criteria for orphan exclusivity. Actimmune has orphan drug exclusivity for severe, malignant osteopetrosis. Although obtaining FDA approval to market a product with orphan drug exclusivity can be advantageous, there can be no assurance that we will obtain orphan drug designation for additional diseases or that orphan drug exclusivity will provide us with a material commercial advantage.

Research and Development

    We direct financial resources efficiently to goal-oriented projects by reducing the time and infrastructure spent on research and development. We do not conduct in-house preclinical research. Instead, we contract these activities to qualified third-party research institutions such as academia or private contract labs. We have two contracted research programs. The first is with the Medical College of Wisconsin and is focused on the development of monoclonal antibodies against pseudomonas aeruginosa. The other program is in collaboration with Panorama Research and is focused on the development of peptides that block staphylococcus aureus infections.

Employees

    As of May 31, 2001, we had 106 full-time employees. Of the full-time employees, 39 were engaged in research and development, and 67 were engaged in sales, general and administrative positions. We believe our relations with our employees are good.

Facilities

    Our facilities currently consist of approximately 7,200 square feet of office space located at 1710 Gilbreth Road, Burlingame, California, which is leased to us until December 2004 and approximately 3,000 square feet of office space at 875 Mahler Road, Suite 118, Burlingame, California, which is leased to us until August 2001. In June 2001, we expect to move into our new corporate headquarters at 3280 Bayshore Boulevard, Brisbane, California. In December 2000, we entered into the ten-year lease for this 56,000 square foot building. We plan to use approximately 37,000 square feet for offices and 4,000 square feet for laboratory and research purposes and to sublease the remaining 15,000 square feet to a short-term tenant. We believe that this facility has sufficient space to accommodate expansion of our operations until at least 2005.

MANAGEMENT

    The following table provides information regarding our directors, executive officers and key employees as of May 31, 2001:

Name	Age	Title
W. Scott Harkonen, M.D.	49	Chief Executive Officer, President and Chairman of the Board of Directors
James E. Pennington, M.D.	58	Executive Vice President of Medical and Scientific Affairs
Timothy P. Lynch	31	Chief Financial Officer, Vice President of Finance and Administration
Stephen N. Rosenfield	51	Senior Vice President of Legal Affairs, General Counsel and Secretary
Peter Van Vlasselaer, Ph.D.	42	Senior Vice President of Technical Operations
John J. Wulf	48	Senior Vice President of Corporate Development
David A. Cory, R.Ph.	37	Vice President of Sales and Marketing
Christine W. Czarniecki, Ph.D.	50	Vice President of Regulatory Affairs
J. Woodruff Emlen, M.D.	56	Vice President of Scientific Affairs
Edgar Engleman, M.D.	55	Director
James I. Healy, M.D., Ph.D.	36	Director
Wayne T. Hockmeyer, Ph.D.	56	Director
Jonathan S. Leff	32	Director
Jay P. Shepard	43	Director
Nicholas J. Simon	47	Director

    W. Scott Harkonen, M.D.  Dr. Harkonen founded InterMune in February 1998 and has served as a member of our board of directors since inception and our Chairman of the Board since January 2000. Dr. Harkonen has been our Chief Executive Officer and President since inception. From September 1995 to April 1999, Dr. Harkonen served as Senior Vice President of Product Development and Operations at Connetics Corporation, a biopharmaceutical company. From March 1991 to September 1995, Dr. Harkonen served as Vice President of Medical and Regulatory Affairs at Univax Biologics, a biopharmaceutical company. Dr. Harkonen is a director of several private companies. Dr. Harkonen holds an M.D. from the University of Minnesota and an M.B.A. from the Haas School of Business at the University of California at Berkeley.

    James E. Pennington, M.D.  Dr. Pennington has served as our Executive Vice President of Medical and Scientific Affairs since January 2001. From June 1999 to January 2001, Dr. Pennington served as Senior Vice President of Research, Development and Clinical Affairs at Alpha Therapeutics Corporation, a biological and biopharmaceutical company. From October 1997 to February 1999, Dr. Pennington served as Senior Vice President of Clinical Research at Shamen Pharmaceuticals, a biopharmaceutical company. From September 1986 to June 1994, Dr. Pennington served as Director and from July 1994 to October 1997, served as Vice President of Biological Clinical Research at Bayer Corporation, a publicly held biopharmaceutical company. Prior to joining the pharmaceutical industry, Dr. Pennington spent 12 years as a member of the Harvard Medical School faculty. Dr. Pennington holds an M.D. from the University of Oregon and is Board Certified in Internal Medicine and Infectious Diseases.

    Timothy P. Lynch.  Mr. Lynch has served as our Chief Financial Officer and Vice President of Finance and Administration since November 1999. From July 1999 to October 1999, Mr. Lynch served as the Director of Business Development at ePhysician, Inc., an internet healthcare company. From August 1997 to July 1999, Mr. Lynch served as Director of Strategic Planning at Elan Corporation, plc., a pharmaceutical company. From August 1993 to June 1995, Mr. Lynch was employed by Goldman, Sachs & Co. in the investment banking division. From June 1992 to August 1993, Mr. Lynch was employed by Chase Securities, Inc. in the investment banking division. Mr. Lynch holds an M.B.A. from the Harvard Graduate School of Business.

    Stephen N. Rosenfield.  Mr. Rosenfield has served as our Senior Vice President of Legal Affairs and General Counsel since March 2000. From February 1996 to February 2000, Mr. Rosenfield was an associate at Cooley Godward LLP. From September 1992 to January 1996, Mr. Rosenfield was an associate at Coblentz Cahen McCabe & Breyer LLP. Mr. Rosenfield holds a J.D. from Northeastern University School of Law.

    Peter Van Vlasselaer, Ph.D.  Dr. Van Vlasselaer has served as our Senior Vice President of Technical Operations since November 1999. From July 1993 to November 1999, Dr. Van Vlasselaer served as Vice President of Development at Dendreon Corporation, a biopharmaceutical company. Dr. Van Vlasselaer holds a Ph.D. from the University of Leuven in Belgium and was an immunology fellow at Stanford University.

    John J. Wulf.  Mr. Wulf has served as our Senior Vice President of Corporate Development since June 2000. From April 1998 until June 2000, Mr. Wulf served as Vice President of Business Development at Axys Pharmaceuticals, Inc., a biopharmaceutical company. Prior to joining Axys, Mr. Wulf was employed by Genentech, Inc., a biotechnology company, in various positions in business, product and process development. From 1996 until April 1998, Mr. Wulf served as Director of Business Development and Far East Representative. From 1994 until 1996, he served as Licensing Manager. Mr. Wulf holds an M.B.A. from San Francisco State University and an M.S. from Oregon State University.

    David A. Cory, R.Ph.  Mr. Cory has served as our Vice President of Sales and Marketing since February 2000. From November 1999 to January 2000, Mr. Cory was a pharmaceutical industry consultant. From November 1988 to October 1999, Mr. Cory served in both sales and marketing management capacities, most recently as Commercial Director of Marketing, at Glaxo Wellcome, Inc., a pharmaceutical company. Mr. Cory holds a degree in Pharmacy from the University of Cincinnati.

    Christine W. Czarniecki, Ph.D.  Dr. Czarniecki has served as our Vice President of Regulatory Affairs since January 2000. From March 1997 to January 2000, Dr. Czarniecki served as Director of Regulatory Affairs and Quality at Axys Pharmaceuticals, Inc. From July 1993 to March 1997, Dr. Czarniecki served as Director of Regulatory Affairs at ICOS Corporation, a pharmaceutical company. Dr. Czarniecki holds a Ph.D. from Georgetown University.

    J. Woodruff Emlen, M.D.  Dr. Emlen has served as our Vice President of Scientific Affairs since October 1998. From August 1997 to October 1998, Dr. Emlen served as Vice President of Exploratory Medicine at Connetics Corporation. From September 1987 to August 1997, Dr. Emlen served as a professor of medicine and immunology at the University of Colorado Health Services Center. Dr. Emlen holds an M.D. from the University of California at San Diego.

    Edgar Engleman, M.D.  Dr. Engleman has served as a member of our board of directors since April 1999. Dr. Engleman joined BioAsia Investments, LLC in 1997 and is currently a general partner of BioAsia Investments, LLC. Dr. Engleman has served on the faculty of Stanford University Medical School since 1978 and is currently Professor of Pathology and Medicine. Dr. Engleman serves on the board of directors of several private companies and is a director of Insmed Pharmaceuticals, Inc., a publicly held biotechnology company. Dr. Engleman holds an M.D. from Columbia University School of Medicine.

    James I. Healy, M.D., Ph.D.  Dr. Healy has served as a member of our board of directors since April 1999 and as the interim chairman of the board of directors from October 1999 through January 2000. Dr. Healy joined Sofinnova Ventures in June 2000 as a general partner and managing director. From January 1998 through March 2000, Dr. Healy was a partner at Sanderling. During 1997, Dr. Healy was supported by a Novartis Foundation bursary award and performed research at Brigham and Women's Hospital. From 1990 to 1997, he was employed by the Howard Hughes Medical Institute and Stanford University. Dr. Healy serves on the board of directors of several private companies. Dr. Healy holds an M.D. and a Ph.D. from Stanford University School of Medicine.

    Wayne T. Hockmeyer, Ph.D.  Dr. Hockmeyer has served as a member of our board of directors since February 2000. Dr. Hockmeyer founded MedImmune, Inc., a biotechnology company, in April 1988, and served as its chief executive officer from April 1988 until he relinquished his position in October 2000. He has also served as chairman of its board of directors since May 1993. Dr. Hockmeyer is also a director of Digene Corporation, a biotechnology company, Aviron, a biopharmaceutical company, and GenVec, Inc., a biopharmaceutical company, all of which are publicly held, and is a director of a private biopharmaceutical company. Dr. Hockmeyer holds a Ph.D. from the University of Florida.

    Jonathan S. Leff.  Mr. Leff has served as a member of our board of directors since January 2000. Mr. Leff joined E.M. Warburg, Pincus & Co., LLC in 1996 and is currently a managing director. Mr. Leff serves on the board of directors of Transkaryotic Therapies, Inc., and Visible Genetics, Inc., both of which are publicly held biotechnology companies, and is on the board of directors of several private companies. Mr. Leff holds an M.B.A. from Stanford University.

    Jay P. Shepard.  Mr. Shepard has served as a member of our board of directors since May 2001. Mr. Shepard is Vice President of Oncology Business Unit of ALZA Corporation, a public company. Mr. Shepard joined ALZA in 1994 as Director of Marketing. In 1995 he became Director of Marketing and Sales and became Vice President of Marketing and Sales in 1998. In 1999, Mr. Shepard became general manager and Vice President of the Oncology business unit. Prior to joining ALZA, Mr. Shepard worked as Senior Product Manager at Syntex Laboratories in Palo Alto, California. He also was Product Manager for Ortho Pharmaceutical Corporation in New Jersey.

    Nicholas J. Simon.  Mr. Simon has served as a member of our board of directors since August 1999. Mr. Simon joined Genentech, Inc. in December 1989 and from 1994 to April 2000 served as Vice President of Business and Corporate Development. In April 2000, Mr. Simon resigned from Genentech and founded Collabra Pharma, Inc. (formerly iO Pharmaceuticals) where he has been the Chief Executive Officer and a director since that time. Mr. Simon is also Chairman of the Board of Deltagen, Inc., a public company, and serves on the board of directors of several private companies. Mr. Simon holds an M.B.A. from Loyola College.

Board Composition

    Our board of directors consists of seven directors, and Dr. Harkonen is the chairman. Our board of directors is divided into three classes:

  •
  Class II directors, Edgar Engleman M.D., W. Scott Harkonen, M.D. and James I. Healy M.D., Ph.D., whose term will expire at the annual meeting of stockholders to be held in 2002;

  •
  Class III directors, Jonathan S. Leff and Nicholas J. Simon, III, whose term will expire at the annual meeting of stockholders to be held in 2003; and

  •
  Class I directors, Wayne T. Hockmeyer, Ph.D. and Jay P. Shepard, whose terms will expire at the annual meeting of stockholders to be held in 2004.

    At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the ownership of our common stock as of May 31, 2001 and as adjusted to reflect our sale of our common stock by this prospectus by: (1) all those known by us to be beneficial owners of more than five percent of our common stock, (2) our chief executive officer and each of the four most highly compensated executive officers, (3) each director and (4) all of our executive officers and directors as a group.

	Beneficial Ownership(1)
				Percent of Total Outstanding Shares Beneficially Owned
			Shares Issuable Under Options Exercisable Within 60 Days of May 31, 2001(3)
		Shares Subject to Right of Repurchase as of May 31, 2001(2)
Name and, in the case of greater than 5% stockholders, address of beneficial owner	Number of Shares			Before this Offering	After this Offering
Warburg, Pincus Equity Partners, L.P.(4)	3,130,590	—	—	13.1%	11.6%
466 Lexington Avenue New York, NY 10017
BioAsia Investments, LLC(5) 575 High Street, #201 Palo Alto, CA 94301	1,544,353	—	—	6.4%	5.7%
Sanderling Ventures(6) 2730 Sand Hill Road, Suite 200 Menlo Park, CA 94025	1,301,266	—	—	5.4%	4.8%
W. Scott Harkonen	668,472	287,500	—	2.8%	2.5%
Timothy P. Lynch	195,913	115,500	—	*	*
Stephen N. Rosenfield	—	—	140,000	*	*
Peter Van Vlasselaer	134,865	114,666	—	*	*
J. Woodruff Emlen	89,707	47,501	20,000	*	*
James E. Pennington(7)	—	—	—	*	*
John J. Wulf(8)	512	—	35,000	*	*
David A. Cory	—	—	100,000	*	*
Christine W. Czarniecki	6,422	—	101,000	*	*
Edgar Engleman(9)	1,652,575		15,000	7.0%	6.2%
James I. Healy	115,028		15,000	*	*
Wayne T. Hockmeyer	41,667	18,333	4,166	*	*
Jonathan S. Leff(10)	3,130,590	—	45,000	13.2%	11.8%
Jay P. Shepard	—	—	3,333	*
Nicholas J. Simon	45,142	7,500	5,000	*
All executive officers and directors as a group (15 people)	6,080,893	591,000	483,499	26.9%	23.9%

*
Less than one percent

(1)
This table is based upon information supplied by officers, directors and principal stockholders and Schedule 13Gs filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 23,962,702 shares outstanding on May 31, 2001 and 26,962,702 shares outstanding upon completion of this offering, adjusted as required by rules promulgated by the SEC.

(2)
The unvested portion of the shares of common stock is subject to our right of repurchase at the original option exercise price, in the event the holder ceases to provide service to us. The option exercise prices range from $0.01 to $4.50 per share.

(3)
Includes shares that are subject to early exercise (i.e., before vesting of options), and also includes the following shares that are not subject to early exercise: Dr. Engleman—3,333 shares; Dr. Healy—3,333 shares; Dr. Hockmeyer—1,667 shares; Mr. Leff—2,500 shares and Mr. Simon—3,333 shares. With respect to the shares that are subject to early exercise, we have a right to repurchase any unvested shares upon the employee's termination of employment or board member's termination of service.

(4)
Based upon a Schedule 13G filed with the SEC dated February 15, 2001. Includes 2,958,407 shares held by Warburg, Pincus Equity Partners, L.P., 93,918 shares held by Warburg, Pincus Netherlands Equity Partners I, C.V., 62,612 shares held by Warburg, Pincus Netherlands Equity Partners II, C.V., and 15,653 shares held by Warburg, Pincus Netherlands Equity Partners III, C.V. Warburg Pincus Equity Partners, L.P. and its three Dutch affiliates are referred to as the "WPEP Group." Warburg, Pincus & Co. ("WP") is the sole general partner of each of the four partnerships in the WPEP Group. WP is managed by E.M. Warburg, Pincus & Co. LLC.

(5)
Based upon a Schedule 13G filed on February 13, 2001. Includes 1,035,801 shares held by Biotechnology Development Fund, L.P., 58,140 shares held by Biotechnology Development Fund II, L.P. and 450,412 shares held by Biotechnology Development Fund III, L.P. Dr. Engleman is a managing member of BioAsia Investments, LLC. BioAsia Investments, LLC is a general partner of Biotechnology Development Fund, L.P., Biotechnology Development Fund II, L.P., Biotechnology Development Fund III, L.P.

(6)
Includes 705,759 shares held by Sanderling Venture Partners IV, L.P., 352,810 shares held by Sanderling IV Biomedical, L.P., 107,335 held by Sanderling IV Biomedical Co-Investment Fund, L.P., 16,758 shares held by Sanderling Feri Trust Venture Partners IV, L.P., 64,938 shares held by Sanderling IV Limited, L.P. and 53,666 shares held by Sanderling IV Co-Investment Fund, L.P.

(7)
Does not include options to purchase 150,000 shares of common stock granted in January 2001 at an exercise price of $34.50 per share subject to four-year vesting, with a one-year cliff, granted in connection with Dr. Pennington's initial employment with us.

(8)
Does not include options to purchase 85,000 shares of common stock granted in June 2000 at an exercise price of $28.00 per share subject to four-year vesting, with a one-year cliff, granted in connection with Mr. Wulf's initial employment with us.

(9)
Based upon a Schedule 13G filed on February 13, 2001. Includes 1,035,801 shares held by Biotechnology Development Fund, L.P., 58,140 shares held by Biotechnology Development Fund II, L.P. and 450,412 shares held by Biotechnology Development Fund III, L.P. Dr. Engleman is a managing member of BioAsia Investments, LLC. BioAsia Investments, LLC is a general partner of Biotechnology Development Fund, L.P., Biotechnology Development Fund II, L.P., Biotechnology Development Fund III, L.P. Dr. Engleman disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest in these shares.

(10)
Based upon a Schedule 13G filed with the SEC dated February 15, 2001. Includes 2,958,407 shares held by Warburg, Pincus Equity Partners, L.P., 93,918 shares held by Warburg, Pincus Netherlands Equity Partners I, C.V., 62,612 shares held by Warburg, Pincus Netherlands Equity Partners II, C.V., and 15,653 shares held by Warburg, Pincus Netherlands Equity Partners III, C.V. Warburg Pincus Equity Partners, L.P. and its three Dutch affiliates are referred to as the "WPEP Group." Warburg, Pincus & Co. ("WP") is the sole general partner of each of the four partnerships in the WPEP Group. WP is managed by E.M. Warburg, Pincus & Co. LLC. Mr. Leff may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by the WPEP Group. All shares indicated as owned by Mr. Leff are included because of his affiliation with the Warburg Pincus entities. Mr. Leff disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.

UNDERWRITING

    Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Banc of America Securities LLC, Robertson Stephens, Inc. and UBS Warburg LLC are acting as representatives, have severally agreed to purchase from us the respective number of shares of common stock opposite their names below:

Underwriter	Number of Shares
Lehman Brothers Inc.
Banc of America Securities LLC
Robertson Stephens, Inc.
UBS Warburg LLC

Total

    The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase must be purchased. The conditions contained in the underwriting agreement include:

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there is no material change in the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

    We have granted to the underwriters an option to purchase up to an aggregate of 450,000 additional shares at the public offering price less underwriting discounts and commissions shown on the cover page of this prospectus. The option may be exercised at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent that this option is exercised, each underwriter will be obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase additional shares proportionate to the underwriters' initial commitment as indicated in the preceding table.

    The representatives have advised us that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers at such offering price less a selling concession not in excess of $  per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $      per share to other dealers. After the offering, the representatives may change the public offering price and other offering terms.

    The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with the offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares. The underwriting discounts and commissions are equal to  % of the public offering price.

	No Exercise	Full Exercise
Per share
Total

    The expenses of the offering that are payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $600,000.

    We have agreed that, except for our concurrent offering of convertible subordinated notes (and the issuance of shares of common stock upon the conversion of such notes), without the consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 90 days from the date of this prospectus. All of our directors and executive officers and certain large stockholders have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for the period ending 90 days after the date of this prospectus. One additional large stockholder has entered into a similar agreement covering the period ending 30 days after the date of this prospectus.

    We have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

    This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory of Canada. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which the offering or sale is made.

    Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

    The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act of 1934.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

    In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

    A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

    Other than the prospectus in electronic format, the information on the underwriters' or any selling group member's web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

    The validity of the shares of our common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. As of the date of this prospectus, certain partners and associates of Cooley Godward LLP own an aggregate of 17,889 shares of our common stock through an investment partnership. Certain legal matters in connection with this offering will be passed upon for the underwriters by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

EXPERTS

    Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1999 and 2000, for the period from February 25, 1998 (inception) to December 31, 1998 and for the years ended December 31, 1999 and 2000, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement (of which this prospectus forms a part) on Form S-3 with respect to the common stock being offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. For further information with respect to us and the shares of common stock offered hereby, reference is made to the registration statement, including the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where any contract is an exhibit to the registration statement, each statement with respect to the contract is qualified in all respects by the provisions of the relevant exhibit, to which reference is hereby made. You may read and copy any document we file at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms.

    We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC.

    The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to incorporate into this prospectus information that we file with the SEC in other documents, which means that we can disclose important information by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference is automatically updated and superseded if such information is contained in this prospectus, or information that we later file with the SEC, modifies and replaces such information. We incorporate by reference the following documents we have filed with the SEC:

  •
  our annual report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on March 29, 2001 and amended on Form 10-K/A on April 4, 2001;

  •
  our current report on Form 8-K, filed with the SEC on January 19, 2001;

  •
  our current report on Form 8-K, filed with the SEC on March 29, 2001;

  •
  our current report on Form 8-K, filed with the SEC on April 27, 2001;

  •
  our current report on Form 8-K, filed with the SEC on June 15, 2001;

  •
  our quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001; and

  •
  the description of our common stock, which is registered under Section 12 of the Exchange Act in our registration statement on Form 8-A, filed on March 6, 2000 including any amendments or reports filed for the purpose of updating such description.

    All documents we have filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to termination of the offering will become a part of this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus call or write Vice President and Chief Financial Officer, InterMune, Inc., 1710 Gilbreth Road, Suite 301, Burlingame, CA 94010, telephone (650) 409-2028. We will not send exhibits to the documents unless those exhibits have been specifically incorporated by reference in this prospectus.

F–1

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
InterMune Pharmaceuticals, Inc.

    We have audited the accompanying balance sheets of InterMune Pharmaceuticals, Inc. as of December 31, 2000 and 1999, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for the years ended December 31, 2000 and 1999, and the period from February 25, 1998 (inception) to December 31, 1998. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterMune Pharmaceuticals, Inc. at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999, and for the period from February 25, 1998 (inception) to December 31, 1998, in conformity with accounting principles generally accepted in the United States.

                      ERNST & YOUNG LLP

Palo Alto, California
February 9, 2001

F–2

INTERMUNE PHARMACEUTICALS, INC.

BALANCE SHEETS

(In thousands, except share and per share data)

    ASSETS

	December 31, 2000	December 31, 1999
Current assets:
Cash and cash equivalents	$48,191	$3,772
Available-for-sale securities	146,329	442
Accounts receivable, net	1,800	409
Inventories	1,049	831
Notes receivable from officer	—	104
Product revenue rights from Connetics, net	2,633	—
Other current assets and prepaid expenses	552	19

Total current assets	200,554	5,577
Property and equipment, net	845	28
Restricted cash balance	250	250

	$201,649	$5,855

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$3,874	$1,810
Accrued payroll	638	93
Payable to Connetics	912	538
Royalty payable to Genentech	424	1,914

Total current liabilities	5,848	4,355
Long-term obligations payable to Connetics	—	1,624
Redeemable convertible preferred stock	—	7,417
Commitments
Stockholders' equity (deficit):
Convertible preferred stock, $0.001 par value; 5,000,000 shares authorized, no shares issued and outstanding at December 31, 2000 and; no par value; 14,870,000 shares authorized, 1,835,000 shares issued and outstanding at December 31, 1999	—	4,507
Common stock, $0.001 par value, 45,000,000 shares authorized; 23,897,954 shares issued and outstanding at December 31, 2000 and; no par value, 30,000,000 shares authorized, 1,890,833 shares issued and outstanding at December 31, 1999	24	5,659
Additional paid-in capital	239,620	—
Notes receivable from stockholder	(95)	—
Deferred stock compensation	(7,188)	(5,286)
Accumulated other comprehensive income	107	—
Accumulated deficit	(36,667)	(12,421)

Total stockholders' equity (deficit)	195,801	(7,541)

	$201,649	$5,855

See accompanying Notes.

F–3

INTERMUNE PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	For the year ended December 31,		For the period from February 25, 1998 (inception) to December 31,
	2000	1999	1998
Product sales, net	$11,201	$556	$—
Costs and expenses:
Cost of goods sold	4,990	240	—
Amortization of product revenue rights	1,777	—	—
Research and development	20,821	2,969	1,235
Selling, general and administrative	16,152	2,656	892
Acquired pre-FDA approval rights	—	1,094	4,000

Total costs and expenses	43,740	6,959	6,127

Loss from operations	(32,539)	(6,403)	(6,127)
Other income (expense):
Interest income	8,484	240	55
Interest expense	(191)	(186)	—

Net loss	(24,246)	(6,349)	$(6,072)

Preferred stock accretion	(269)	(657)
Deemed dividend on redeemable preferred stock	(27,762)	—

Net loss applicable to common stockholders	$(52,277)	$(7,006)

Historical basic and diluted net loss per common share	$(3.05)	$(9.12)

Shares used in computing historical basic and diluted net loss per common share	17,114	768

See accompanying Notes.

F–4

INTERMUNE PHARMACEUTICALS, INC.
STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except per share data)

			Stockholders' Equity (Deficit)
	Redeemable convertible preferred stock		Convertible preferred stock
					Common stock			Notes receivable from stockholder	Deferred compensation related to stock options	Accumulated other comprehensive income
							Additional paid-in capital				Accumulated deficit	Total stockholders' equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
From the period from February 25, 1998 (inception) to December 31, 1998
Net loss and comprehensive net loss											(6,072)	(6,072)
Issuance of common stock to founders for $0.001 per share	—	—	—	—	1,600	2	—	—	—	—	—	2
Repurchase of common stock at $0.001 per share	—	—	—	—	(1,600)	(2)	—	—	—	—	—	(2)
Capital transactions with Parent (Connetics):
Issuance of Series A convertible preferred stock for contributed capital at $0.915 per share in August and October 1998
Intellectual capital contributed by Parent (Connetics)	—	—	4,369	4,000	—	—	—	—	—	—	—	4,000
Cash	—	—	6,831	6,253	—	—	—	—	—	—	—	6,253

Balance at December 31, 1998	—	—	11,200	10,253	—	—	—	—	—	—	(6,072)	4,181
Net loss and comprehensive net loss	—	—	—	—	—	—	—	—	—	—	(6,349)	(6,349)
Issuance of restricted common stock to founders for cash at $0.01 per share	—	—	—	—	815	8	—	—	—	—	—	8
Capital transactions with Parent (Connetics):
Exchange of convertible preferred shares on April 27, 1999:
Return of Series A	—	—	(11,200)	—	—	—	—	—	—	—	—	—
Issuance of Series A-1 at $1.25 per share	—	—	960	—	—	—	—	—	—	—	—	—
Contributed capital from Parent (Connetics) (cash)	—	—	—	396	—	—	—	—	—	—	—	396
Return of capital to Parent (Connetics) (cash)	—	—	—	(4,722)	—	—	—	—	—	—	—	(4,722)
Return of capital to Parent (Connetics) (cash and/or stock)	—	—	—	(2,514)	—	—	—	—	—	—		(2,514)
Issuance of Series A-1 convertible preferred stock for license rights at $1.25 per share	—	—	875	1,094	—	—	—	—	—	—	—	1,094
Issuance of Series A-2 redeemable convertible preferred stock for cash, net of issuance costs of $95	4,800	5,260	—	—	—	—	—	—	—	—	—	—
Issuance of common stock for cash at $0.672 per share	—	—	—	—	975	655	—	—	—	—	—	655
Issuance of Series A-2 redeemable convertible preferred stock for cash at $1.25 per share	800	1,000	—	—	—	—	—	—	—	—	—	—
Issuance of Series A-2 redeemable convertible preferred stock for cash at $1.25 per share	400	500	—	—	—	—	—	—	—	—	—	—
Repurchase of common stock at $0.01 per share	—	—	—	—	(79)	(1)	—	—	—	—	—	(1)
Exercise of stock options	—	—	—	—	180	23	—	—	—	—	—	23
Deferred stock compensation	—	—	—	—	—	5,631	—	—	(5,631)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	345	—	—	345
Preferred stock accretion	—	657	—	—	—	(657)	—	—	—	—	—	(657)

F–5

INTERMUNE PHARMACEUTICALS, INC.
STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except per share data)
 (continued)

			Stockholders' Equity (Deficit)
	Redeemable convertible preferred stock		Convertible preferred stock
					Common stock			Notes receivable from stockholder	Deferred compensation related to stock options	Accumulated other comprehensive income
							Additional paid-in capital				Accumulated deficit	Total stockholders' equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 1999	6,000	7,417	1,835	4,507	1,891	5,659	—	—	(5,286)	—	(12,421)	(7,541)
Return of capital to Connetics	—	—	—	—	—	—	(1,000)	—	—	—	—	(1,000)
Reincorporation in Delaware	—	—	—	—	—	(5,657)	5,657	—	—	—	—	—
Unrealized gain on available-for-sale securities of $107, net of reclassification adjustments for gain/(loss) included in net loss of $0	—	—	—	—	—	—	—	—	—	107	—	107
Net loss	—	—	—	—	—	—	—	—	—	—	(24,246)	(24,246)
Comprehensive net loss	—	—	—	—	—	—	—	—	—	—	—	(24,139)
Issuance of Series B redeemable convertible preferred stock for cash, net of issuance costs of $1,424 at $5.59 per share	4,757	25,166	—	—	—	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock to agent upon completion of private placement financing	120	671	—	—	—	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock as milestone payment to Connetics	89	500	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	1,075	1	462	(90)	—	—	—	373
Interest on note receivable from stockholder	—	—	—	—	—	—	—	(5)	—	—	—	(5)
Preferred stock accretion	—	269	—	—	—	—	(269)	—	—	—	—	(269)
Repurchase of common stock	—	—	—	—	(124)	—	(15)	—	—	—	—	(15)
Conversion of preferred stock upon close of initial public offering	(10,966)	(34,023)	(1,835)	(4,507)	12,801	13	38,517	—	—	—	—	34,023
Issuance of common stock in initial public offering at $20.00 per share, net of issuance costs of $10,015	—	—	—	—	6,250	6	114,979	—	—	—	—	114,985
Issuance of common stock in a private placement at $38.00 per share, net of issuance costs of $4,932					2,000	2	71,066	—	—	—	—	71,068
Stock compensation related to options granted to consultants for services	—	—	—	—	—	—	1,555	—	—	—	—	1,555
Stock issued under Employee Stock Purchase Plan	—	—	—	—	5	—	85	—	—	—	—	85
Deferred stock compensation	—	—	—	—	—	—	8,583	—	(8,583)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	6,681	—	—	6,681

Balance at December 31, 2000	—	—	—	—	23,898	24	239,620	(95)	(7,188)	107	(36,667)	195,801

F–6

INTERMUNE PHARMACEUTICALS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	For the year ended December 31,		For the period from February 25, 1998 (inception) to December 31,
	2000	1999	1998
Cash flows used for operating activities:
Net loss	$(24,246)	$(6,349)	$(6,072)
Adjustments to reconcile net loss to net cash used for operating activities:
Amortization of deferred stock compensation	6,681	345	—
Issuance of equity instruments for non-cash benefits	2,226	—	—
Accretion of long-term obligations payable to Connetics	144	111	—
Stock issued for acquired pre-FDA approval rights	—	1,094	4,000
Forgiveness of related party obligation	—	—	253
Depreciation and amortization	160	2	—
Interest receivable on stockholder note	(5)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,391)	(409)	—
Inventories	(218)	(831)	—
Notes receivable from officer	104	(104)	—
Other current assets and prepaid expenses	(533)	(18)	—
Restricted cash balance	—	250	—
Accounts payable and accrued payroll	2,609	1,710	191
Payable to Connetics	(3,527)	(309)	348
Royalty payable to Genentech	(1,490)	1,914	—

Net cash used for operating activities	(19,486)	(3,094)	(1,280)

Cash flows from investing activities:
Purchase of property and equipment	(977)	(30)	—
Purchases of available-for-sale securities	(235,870)	(24,198)	(11,409)
Sales and maturities of available-for-sale securities	90,090	26,160	9,004

Net cash (used) provided for investing activities	(146,757)	1,932	(2,405)

Cash flows from financing activities:
Contributed capital for preferred stock	—	396	6,000
Return of capital to Parent (Connetics)	(1,000)	(5,222)	—
Proceeds from issuance of common stock, net	186,496	685	—
Proceeds from redeemable preferred stock, net	25,166	6,760	—

Net cash provided by financing activities	210,662	2,619	6,000

Net increase in cash and cash equivalents	44,419	1,457	2,315
Cash and cash equivalents at beginning of period	3,772	2,315	—

Cash and cash equivalents at end of period	$48,191	$3,772	$2,315

Supplemental disclosure of cash flow information:
Return of capital on obligation to Parent (Connetics)	$(1,000)	$(2,014)	$—
Long-term obligation on return of capital	—	1,514	—
Short-term obligation on return of capital	—	500	—
Interest paid	122	—	—
Schedule of non-cash transactions:
Deferred stock compensation	8,583	5,631	—
Issuance of shares for note receivable	90	—	—
Issuance of common stock as settlement of obligation	500	—	—

See accompanying Notes.

F–7

InterMune Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Overview

    InterMune Pharmaceuticals, Inc. ("InterMune" or the "Company") develops and commercializes innovative products for the treatment of serious pulmonary and infectious diseases and cancer. The Company has the exclusive license rights in the United States to ACTIMMUNE (Interferon gamma-1b) Injection for a range of indications, including chronic granulomatous disease, osteopetrosis, idiopathic pulmonary fibrosis, cancer, mycobacterial infections, systemic fungal infections and cystic fibrosis. The Company has active development programs underway for these indications, several of which are in mid- or advanced-stage human testing, known as clinical trials. The FDA has approved ACTIMMUNE for the treatment of chronic granulomatous disease, and the Company markets and sells ACTIMMUNE in the United States for this disease. In February 2000, the FDA approved the Company's biologics license application for ACTIMMUNE for the treatment of severe, malignant osteopetrosis, and the Company markets and sells ACTIMMUNE in the United States for this disease.

    The Company was incorporated on February 25, 1998 in the State of California and commenced operations as a wholly owned subsidiary of Connetics Corporation ("Connetics") in May of 1998. Beginning in May 1998, Connetics contributed certain development rights and intellectual property valued at $4 million, cash of $6 million and unreimbursed operating costs of $0.3 million to InterMune, then its wholly-owned subsidiary. The value of the development rights and intellectual property contributed was determined by the amount Connetics had paid Genentech for those same rights in May 1998. The entire value of these rights had been allocated to in-process research and development by Connetics and has also been reflected in InterMune's statement of operations for the period from February 25, 1998 (inception) through December 31, 1998, as acquired pre-FDA approval rights with a corresponding increase to capital contributed by parent. The determination of the portion of the value of the rights allocable to in-process research and development was made based upon the discounted cash flows of the rights acquired projected over a ten year period, and included the costs of research and development efforts necessary to prove efficacy of the molecule to which the rights pertain. The Company reincorporated in Delaware on March 21, 2000.

    On April 27, 1999, the Company obtained venture capital funding and was reorganized pursuant to the Series A-1 and A-2 Preferred Stock Purchase Agreement (see Note 3). At the time of the reorganization, approximately $4.7 million of the $10.3 million of capital originally contributed by Connetics to InterMune, its wholly owned subsidiary, was returned to Connetics in the form of cash. The Company also recorded a liability for $3.0 million to be paid to Connetics over the next several years in cash and stock (see Note 3), the present value of which was recorded as a return of capital to Connetics. The Company cancelled all of the 11.2 million shares of Series A preferred stock it had originally issued to Connetics. Connetics also received 960,000 shares of InterMune's Series A-1 preferred stock and net sales of ACTIMMUNE (as well as incurring associated costs and expenses) up to a baseline amount through December 2001, both in exchange for the remaining $3.4 million of Connetics' contributed capital. See Note 3 for a more complete description of the April 27, 1999 agreements. At that time, Connetics retained approximately 9.0% ownership in the Company.

    On June 27, 2000, the Company entered into the Revenue Adjustment Agreement with Connetics Corporation by which the Company acquired from Connetics the rights to those ACTIMMUNE revenues under the baseline that the Company did not already own (established by the Transition Agreement, dated April 27, 1999). Beginning with the three-month period ended June 30, 2000, the Company recorded all ACTIMMUNE revenues and related expenses that had been previously

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transacted for Connetics. These sales, costs of sales and amounts receivable were recorded by the Company on a net basis, in the accompanying financial statements for the period from February 25, 1998 (inception) to December 31, 1998, the year ended December 31, 1999 and the three-month period ended March 31, 2000. Such sales, costs of sales and accounts receivable were not subject to the risks and rewards of ownership by the Company. The Revenue Adjustment Agreement terminated the Transition Agreement, Collaboration Agreement and Section 5.2 of the Assignment Agreement with Connetics.

Basics of Accounting

    The accompanying financial statements include the operations of InterMune for the period from February 25, 1998 to April 27, 1999, as a wholly owned subsidiary of Connetics. The Company's financial statements include all costs of doing business during the period it was a wholly owned subsidiary. Separate accounting records for the Company were maintained during this period, but were included in the consolidated financial statements of Connetics. Connetics provided InterMune with certain information services, accounting activities, employee benefit administration and research and development services as described in Note 3. InterMune is charged the actual time incurred plus an allocation of overhead costs based upon time incurred. The Company believes the allocation methodology is reasonable.

    Prior to the date of InterMune's incorporation, February 25, 1998, Connetics had licensed certain rights to ACTIMMUNE for dermatological indications from Genentech and has retained an option to such dermatological rights. In April 1998, after the incorporation of InterMune, Connetics licensed the rights to ACTIMMUNE from Genentech for different indications, including the treatment of serious infectious and pulmonary diseases, infectious diseases and cancer, for $4.0 million of Connetics stock. Those rights were subsequently sublicensed to InterMune in exchange for InterMune convertible preferred stock. On April 27, 1999, InterMune issued to Genentech 875,000 shares of InterMune Series A preferred stock valued at $1.1 million in exchange for additional ACTIMMUNE development rights in Japan and a reduction of future royalties on potential ACTIMMUNE net product revenues through its sublicense agreement with Connetics.

    During the year ended December 31, 2000, the Company emerged from its development stage and commenced generating revenue. As such, its financial statements are no longer prepared on a development stage basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash, Cash Equivalents and Available-For-Sale Securities

    Cash and cash equivalents consist of highly liquid investments with original maturities when purchased of less than three months. Investments with maturities beyond three months at the date of

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acquisition and that mature within one year from the balance sheet date are considered to be short-term investments. Cash equivalents and available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The estimated fair value amounts have been determined by the Company using available market information. The cost of securities sold is based on the specific identification method.

Concentration of Risk

    Cash equivalents and investments are financial instruments which potentially subject the Company to concentration of risk to the extent recorded on the balance sheet. Management of the Company believes it has established guidelines for investment of its excess cash relative to diversification and maturities that maintain safety and liquidity.

    In 2000, three wholesale customers accounted for 33%, 25%, and 21% of total net product sales. In 1999, the same three wholesale customers accounted for 29%, 23% and 9% of total net product sales.

    InterMune may need to rely solely on Genentech, through March 2002, for the commercial supply of ACTIMMUNE for sales. Any extended interruption in the supply of ACTIMMUNE could result in the failure to meet customer demand.

Inventories

    Inventories consist principally of finished good products and are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

Property and Equipment

    Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally 3 to 5 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Impairment of Long-Lived Assets

    In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company will measure the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. To date, no such indicators of impairment have been identified.

Fair Value of Financial Instruments

    Financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and long-term royalty payable, are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments.

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Revenue Recognition

    Revenues from product sales are recognized upon shipment when title passes to the customer, net of allowances for estimated returns, rebates and chargebacks. The Company is obligated to accept from customers the return of pharmaceuticals that have reached their expiration date. The Company monitors product ordering cycles and actual returns, product date codes and wholesale inventory levels to estimate potential product return rates. The Company believes that its product return reserves are adequate. The Company has not experienced any significant returns of expired product.

    Sales and related costs of sales and accounts receivable for sales below the baseline amount were transacted for Connetics under the Transition Agreement (see Note 3). For sales below the baseline amount, any amounts in excess of net revenues less costs to produce and market are paid to Connetics under the Transition Agreement. These sales, costs of sales and amounts receivable are recorded by us on a net basis, which is equivalent to zero in the accompanying financial statements. Thus, the Company does not record receivables or product returns for sales transacted for Connetics in their financial statements. Such sales, costs of sales and accounts receivable are not subject to the risks and rewards of ownership by the Company.

    On June 27, 2000, the Company entered into the Revenue Adjustment Agreement with Connetics Corporation to purchase all rights to ACTIMMUNE revenues under the baseline that had previously been recorded by Connetics established by the Transition Agreement, dated April 27, 1999 (see Note 3). Beginning with the three-month period ended June 30, 2000, all ACTIMMUNE revenues and related expenses that had been previously transacted for Connetics would now be recorded by the Company. These sales, costs of sales and amounts receivable are on a net basis, in the accompanying financial statements for the period from February 25, 1998 (inception) to December 31, 1998, the year ended December 31, 1999 and the three-month period ended March 31, 2000. Such sales, costs of sales and accounts receivable were not previously subject to the risks and rewards of ownership by the Company. The Revenue Adjustment Agreement terminated the Transition Agreement, Collaboration Agreement and Section 5.2 of the Assignment Agreement with Connetics.

Research and Development Costs

    Research and development costs are expensed in the period incurred.

Advertising Costs

    The Company expenses advertising costs as incurred. Advertising costs were $581,000 for the year ended December 31, 2000, and were not material for the year ended December 31, 1999 and for the period from February 25, 1998 (inception) to December 31, 1998.

Income Taxes

    In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

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Patent Costs

    Costs related to patent prosecution are expensed as incurred, as recoverability of such expenditures is uncertain.

Stock-Based Compensation

    As permitted by SFAS No. 123 (SFAS 123), Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB 25") and related Interpretations in accounting for stock-based employee compensation. Under APB 25, if the exercise price of the Company's employee and director stock options equals or exceeds the deemed fair value of the underlying stock on the date of grant, no compensation expense is recognized.

    When the exercise price of the employee or director stock options is less than the deemed fair value of the underlying stock on the grant date, the Company records deferred compensation for the difference. Deferred compensation is being amortized using the graded vesting method over the vesting period of the original award, generally five years. Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123, and are recognized over the related service period and is periodically remeasured as the underlying options vest.

Comprehensive Income (loss)

    SFAS No. 130, Reporting Comprehensive Income, requires components of other comprehensive income, including unrealized gains or losses on the Company's available-for-sale securities to be included in total comprehensive income (loss). Total comprehensive loss for each of the periods presented has been disclosed in the statement of stockholders' equity.

Segment Reporting

    Company management has determined that the Company operates in one business segment. The Company currently markets ACTIMMUNE in the United States for the treatment of chronic granulomatous disease and severe, malignant osteopetrosis.

Net Loss Per Share

    In accordance with SFAS No. 128, Earnings Per Share, and SEC Staff Accounting Bulletin (or SAB) No. 98, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Shares subject to repurchase are deducted from the outstanding shares in arriving at the weighted average shares outstanding. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Potentially dilutive securities composed of incremental common shares issuable upon the exercise of stock options and common shares issuable on conversion of preferred stock, were excluded from historical diluted loss per share because of their anti-dilutive effect. The shares to be issued upon the exercise of stock options were 1,222,653 and 990,000 for 2000 and 1999, respectively. As of December 31, 2000 and 1999, the Company had 0 and 1,835,000 shares of convertible preferred stock outstanding, respectively.

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    Pro forma net loss per share has been computed as described above and also gives effect to common equivalent shares arising from preferred stock that automatically converted upon the closing of the Company's initial public offering on March 24, 2000 (using the as-if converted method from original date of issuance). For the year ended December 31, 1999, the pro forma shares also reflect the common equivalent shares of preferred and common stock issued on April 27, 1999, in connection with the reorganization as though they had been outstanding for the entire year.

    The Company's capital structure during 1998 was that of a wholly owned subsidiary. Earnings per share data for 1998 has not been presented as the capital structure changes that took place in 1999 made such presentation less meaningful.

    The calculation of historical and pro forma basic and diluted net loss per share is as follows (In thousands, except per share data):

	Year ended December 31,
	2000	1999
Actual:
Net loss	$(24,246)	$(6,349)
Preferred stock accretion	(269)	(657)
Deemed dividend to preferred shareholders	(27,762)	—

Net loss allocable to common stockholders	$(52,277)	$(7,006)

Historical basic and diluted:
Weighted-average shares of Common stock outstanding	18,236	1,202
Less: weighted-average shares subject to repurchase	(1,122)	(434)

Weighted-average shares used in computing basic and diluted net loss per common share	17,114	768

Basic and diluted net loss per Common share	$(3.05)	$(9.12)

Pro forma basic and diluted:
Net loss allocable to common stockholders	$(52,277)	$(7,006)
Add: Preferred stock accretion	269	657

Net loss before preferred stock accretion	$(52,008)	$(6,349)

Shares used above	17,114	768
Pro forma adjustment to reflect weighted average effect of assumed conversion of preferred stock to common stock	2,831	4,790
Pro forma adjustment to reflect the common equivalent shares of preferred and common stock issued in connection with the reorganization	—	2,212

Weighted average shares used in computing pro forma basic and diluted net loss per common share	19,945	7,770

Pro forma basic and diluted net loss per common share	$(2.61)	$(0.82)

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New Accounting Pronouncements

    In June 1998, the FASB issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities." FAS 133, as amended, requires all derivatives to be recorded on the balance sheet at fair value and establishes special accounting rules for different types of hedges. FAS 133 is effective for the Company in the first quarter of 2001 and is not expected to have a material impact on our financial position or results of operations.

    In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," (FIN 44) which provides guidance on several implementation issues related to Accounting Principles Board Opinion No. 25. FIN 44 became effective on July 1, 2000 and its adoption did not have a material impact on our financial position and results of operations.

    In June 2000, the Securities and Exchange Commission required the implementation of Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements," by the end of calendar year 2000. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. We adopted SAB 101 in the fourth quarter of 2000 and the adoption did not have a material impact on our financial position or results of operations.

3. COLLABORATION, LICENSE, SERVICE AGREEMENTS AND OTHER TRANSACTIONS WITH RELATED PARTIES

Sublicense and Collaboration Agreements

    On August 21, 1998, the Company and Connetics entered into an exclusive sublicense agreement (the sublicense agreement), pursuant to which:

  (a)
  Connetics granted an exclusive sublicense to InterMune under the Genentech License for ACTIMMUNE for specific indications;

  (b)
  InterMune granted to Connetics the exclusive option to practice such sublicensed rights in the dermatology field and;

  (c)
  InterMune agreed to pay all amounts owed by Connetics to Genentech related to ACTIMMUNE net sales except with respect to sales made by Connetics in the event Connetics exercises its option. Under the sublicense agreement, InterMune agreed to be responsible for all costs of development and commercialization of ACTIMMUNE in the specified indications, to pay specified payments to Genentech upon completion of certain development and commercialization milestones, and to pay future royalties on net annual ACTIMMUNE sales annually.

    On April 27, 1999, Connetics amended the terms of its license agreement with Genentech and obtained additional rights to ACTIMMUNE, which it simultaneously sublicensed to InterMune.

    On April 27, 1999, InterMune and Connetics also signed a Collaboration Agreement, which was terminated in June 2000 through the Revenue Adjustment Agreement. As a result of the sublicense, transition, service, and collaboration agreements between InterMune and Connetics, Connetics received 960,000 shares of InterMune's Series A-1 preferred stock, rights to net sales of ACTIMMUNE up to a baseline amount through December 2001, less associated cost of goods sold and marketing expenses, a nominal royalty on ACTIMMUNE net sales, and the following payments of cash and stock, all of which

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represent the return of a portion of Connetics' invested capital: $4.7 million of cash on April 27, 1999; an additional $500,000 cash payment on April 27, 1999; $500,000 cash due on March 31, 2001; $1.5 million payable in installments of cash or stock beginning on March 31, 2002 and due in full by March 31, 2004; and an additional $1.5 million payable in stock and cash. The $500,000 due on March 31, 2001 and the $1.5 million payable in installments of cash and stock due through March 31, 2004 were recorded at their net present value of $1.6 million as long-term obligations payable to Connetics as of December 31, 1999. The Company originally planned return of these capital payments to Connetics on April 27, 1999, but the Company and Connetics agreed to defer such payments to provide the Company with additional working capital. The Company and Connetics agreed to increase the amounts to be repaid from approximately $1.6 million to $2.0 million reflective of the imputed interest resulting from the deferral at a rate of interest equal to prime plus 2%. Of the additional $1.5 million, $500,000 was accrued in "payable to Connetics" as of December 31, 1999, in the accompanying financial statements as a reduction of capital contributed by parent. This amount was paid to Connetics in Series B preferred stock on January 7, 2000. The remaining additional $1 million obligation payable in cash or InterMune stock was contingent upon a subsequent closing of a round of financing, an initial public offering or the acquisition of the Company. This amount was paid in cash on March 30, 2000 following the close of the Company's initial public offering and was recorded as a return of capital.

    In connection with the Revenue Adjustment Agreement, the remaining payments due to Connetics of $500,000 and $1.5 million due on March 2001, and March 2004, were renegotiated and $843,000 was paid on June 30, 2000, and $943,000 is scheduled to be paid on or before March 31, 2001. The net present value of the $943,000 obligation is $912,000 and is included in the financial statements as of December 31, 2000. See Revenue Adjustment Agreement below.

Service Agreement

    On October 12, 1998, the Company entered into a five-year agreement, as amended, whereby Connetics provided to the Company certain information services, accounting activities, facilities, employee benefit administration and research and development services. This agreement has been terminated. The Company paid to Connetics a total of $45,000, $1,190,000 and $362,000 for the years ended December 31, 2000 and 1999 and for the period from February 25, 1998 (inception) to December 31, 1998, respectively, under this agreement.

Transition Agreement

    On April 27, 1999, the Company and Connetics entered into a three-year Transition Agreement, which was terminated in June 2000 by the Revenue Adjustment Agreement. The Revenue Adjustment Agreement effectively transferred certain ACTIMMUNE distribution, sales and marketing responsibilities from Connetics to InterMune. Under the original terms of the Transition Agreement, InterMune was obligated to:

  •
  Provide to Connetics certain product management services including order entry, packaging, shipping, invoicing and credit and collection activities related to the sales of ACTIMMUNE units. Reimbursements for product management costs are netted against the costs incurred. Total product management costs and reimbursements from Connetics totaled $13,000, $348,000 and $73,000 for the years ended December 31, 2000 and 1999, and for the period from February 25, 1998 (inception) to December 31, 1998, respectively.

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InterMune Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

3. COLLABORATION, LICENSE, SERVICE AGREEMENTS AND OTHER TRANSACTIONS WITH RELATED PARTIES (Continued)

  •
  Pay Connetics each month the net sales of ACTIMMUNE up to a predetermined baseline for the period from January 15, 1999 through December 31, 2001, less associated cost of goods sold and marketing expenses. The predetermined baseline is preset for each calendar year under the agreement. The Company paid to Connetics $484,000 for the three-month period ended March 31, 2000 and $1,357,000 under this arrangement for the year ended December 31, 1999.

  •
  Transition manufacturing of ACTIMMUNE from Genentech to a third-party alternative manufacturer. In order to expedite and effect this transfer of manufacturing, Connetics will pay a percentage of all actual costs, up to a pre-determined cap, to complete the transfer of manufacturing of ACTIMMUNE to a third-party alternative manufacturer. A total of $2.7 million and $100,000 has been incurred by InterMune for the year ended December 31, 2000 and for the period from February 28, 1998 (inception) through December 31, 1999, respectively, under this obligation.

Revenue Adjustment Agreement

    On June 27, 2000, the Company entered into the Revenue Adjustment Agreement with Connetics Corporation by which the Company acquired from Connetics the rights to those ACTIMMUNE revenues under the baseline that the Company did not already own (as established by the Transition Agreement). Beginning with the three-month period ended June 30, 2000, the Company owned and recorded all ACTIMMUNE revenues and related expenses that had been previously transacted for Connetics. These sales, costs of sales and accounts receivable were recorded by the Company on a net basis, in the financial statements for the period from February 25, 1998 (inception) to December 31, 1998, for the year ended December 31, 1999 and for the three months ended March 31, 2000. Such sales, costs of sales and accounts receivable were not subject to the risks and rewards of ownership by the Company. The Revenue Adjustment Agreement terminated the Transition Agreement, Collaboration Agreement and Section 5.2 of the Assignment Agreement with Connetics.

    On June 27, 2000 through the Revenue Adjustment Agreement, the Company paid to Connetics $5.2 million in cash in conjunction with the purchase of all the rights to ACTIMMUNE from Connetics that the Company did not already own. The amount paid to Connetics included $807,000 as the prepayment of long-term obligations owed to them and $4.4 million for product revenue rights that were recorded as a prepaid asset "Product revenue rights from Connetics." At December 31, 2000, a total of $2.6 million of the prepaid revenue rights remained unamortized and will be amortized based upon product units shipped over the next 12 months of operations.

Acquired Pre-FDA Approval Rights

    InterMune licenses its development and marketing rights for ACTIMMUNE from Genentech, Inc. Connetics had obtained these rights for ACTIMMUNE through the Genentech License in May 1998, as amended in April 1999, and had sublicensed these rights to InterMune through the License Agreement. On June 27, 2000, through the Assignment and Option Agreement, Connetics assigned these rights to InterMune. InterMune's associated rights to ACTIMMUNE include uses in chronic granulomatous disease, osteopetrosis, pulmonary fibrosis, infectious diseases, and cystic fibrosis. Connetics had sublicensed the rights to all of these disease indications, except for net sales of ACTIMMUNE, up to a baseline amount through December 2001, to InterMune. ACTIMMUNE has been approved by the FDA

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for use in the treatment of chronic granulomatous disease and severe, malignant osteopetrosis. For other indications ACTIMMUNE is in development. The Company will incur significant costs to develop and prove efficacy in each of the other indications.

    Connetics paid Genentech $4.0 million for these rights in May 1998. The Company valued its sublicensed rights from Connetics at $4.0 million based on this amount paid by the Company's then parent company, Connetics. A discounted cash flow analysis of the projected revenues and costs based on the potential market, the estimated costs to obtain the required approvals and costs to manufacture and market ACTIMMUNE for each indication shows a negative cash flow for the chronic granulomatous disease indication and positive cash flows for several of the other indications with larger patient populations. Negative cash flows from chronic granulomatous disease result from a small U.S. market of only 400 to 1000 patients, high costs of manufacturing due to small quantities, a royalty payable to Genentech and significant costs to market the product. Because realization of the non-chronic granulomatous disease indications' revenue streams is uncertain, due to the early stages of development and the high costs to develop, the Company has expensed the $4.0 million acquisition cost.

    On April 27, 1999, InterMune acquired additional ACTIMMUNE development rights in Japan as well as reduction of future royalties of potential ACTIMMUNE annual net sales above a certain threshold. For these rights, InterMune issued Genentech 875,000 shares of Series A-1 convertible preferred stock. The acquired rights were valued at $1.1 million, the purchase price of the stock issued, as paid by new investors in the then most recent round of financing. The acquired development rights were estimated to have no immediate realizable value, as no approvals for ACTIMMUNE have been obtained in Japan and significant costs will be incurred to obtain such approvals. The reduction of the royalty rate was similarly deemed to have no current realizable value because sales of ACTIMMUNE for chronic granulomatous disease (the only FDA approved use of ACTIMMUNE at the time) were not likely to exceed the annual sales threshold due to the small U.S. market size of 400 to 1,000 patients. Accordingly, a $1.1 million charge to acquired pre-FDA approval rights was recorded.

Note Receivable

    In connection with Dr. Harkonen's transition from Connetics to InterMune, the Company assumed his outstanding loan of $100,000 by Connetics to Dr. Harkonen pursuant to a secured loan agreement and promissory note dated July 1, 1999 and payable in full on October 30, 2000. The interest rate on the promissory note is 7.5% per annum. The total obligation was paid in full on October 30, 2000.

Note Receivable From Stockholder

    In January 2000, the Company issued common stock to an employee in exchange for a full recourse promissory note in the amount of $90,000 upon exercise of stock options. The promissory note bears interest of 8.5% per annum with principal and accrued interest payable in full on January 27, 2005.

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4. SPONSORED RESEARCH, LICENSE AND SUPPLY AGREEMENTS

License Agreement With Medical College of Wisconsin ("MCW") Research Foundation

    Under an agreement with MCW Research Foundation, Inc. dated March 25, 1999, the Company acquired an exclusive worldwide license to develop, manufacture and sell the Pseudomonas V Antigen in the field of human disease therapy. The Company paid a license fee of $50,000, agreed to make future milestone payments upon the completion of specified developmental milestones and to pay a royalty on net sales of licensed product. The Company can terminate the agreement at any time upon giving at least 90 days written notice.

Sponsored Research and License Agreement

    Under a three year agreement with Panorama Research, Inc. dated January 1, 2000, the Company acquired an exclusive worldwide license to develop and commercialize peptides that block staphylococcus aureus infections. The Company agreed to fund research as incurred, make future milestone payments upon completion of specified developmental milestones and to pay a royalty on net sales of licensed product. The Company can terminate the agreement at any time upon giving at least 30 days written notice. The Company paid a total of $150,000 during the year ended December 31, 2000.

Research program

    On November 28, 2000, the Company signed an agreement with Protein Design Labs, Inc. ("PDL") under which PDL will humanize an InterMune monoclonal antibody targeted to the bacteria Pseudomonas aeruginosa. InterMune paid an upfront fee and will be required to pay milestone payments upon the achievement of specified objectives, annual maintenance payments and royalties on any product sales. The Company paid PDL a total of $1.0 million during the year ended December 31, 2000, under the terms of this agreement which was accounted for as research and development expense.

Supply Agreement

    The supply agreement with Boehringer Ingelheim also generally provides for the mutual exclusive supply by Boehringer Ingelheim and purchase by us of interferon gamma-1b. If we do not purchase a minimum amount of interferon gamma-1b, we pay a penalty. If Boehringer Ingelheim is not able to supply all of our requirements for interferon gamma-1b, we may choose an additional manufacturer. Under this agreement, we are required to maintain a standby letter of credit in the amount of approximately $530,000. The amount of the standby letter of credit approximates 20% of the total payment obligation under this agreement with respect to Boehringer Ingelheim's establishment of comparability between its product and Genentech's. The term of the agreement expires on December 31, 2006 and automatically renews for successive terms, except if either Boehringer Ingelheim or we choose not to continue at a defined time prior to the expiration of the then current term.

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5. INVESTMENTS

    The following is a summary of the Company's investments as of December 31, 2000 and 1999, respectively (In thousands):

December 31, 2000:

	Amortized cost	Unrealized gain	Fair value
Obligations of U.S. government agencies	$26,802	$—	$26,802
Corporate debt securities	163,691	107	163,798

	$190,493	$107	$190,600

Reported as:

	Amortized cost	Unrealized gain	Fair value
Cash equivalents	$44,271	$—	$44,271
Available-for sale securities	146,222	107	146,329

	$190,493	$107	$190,600

December 31, 1999:

	Amortized cost	Unrealized gain (loss)	Fair value
Obligations of U.S. government agencies	$—	$—	$—
Corporate debt securities	3,682	—	3,682

	$3,682	$—	$3,682

Reported as:

	Amortized cost	Unrealized gain (loss)	Fair value
Cash equivalents	$3,240	$—	$3,240
Available-for-sale securities	442	—	442

	$3,682	$—	$3,682

    The gross realized gains and losses for the years 2000 and 1999 were not material. Realized gains and losses were calculated based on the specific identification method. At December 31, 2000, the average maturity of our available-for-sale securities was 91 days.

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6. PROPERTY AND EQUIPMENT

    Property and equipment and related accumulated depreciation and amortization is as follows (In thousands):

	December 31, 2000	December 31, 1999
Computer equipment	$407	$6
Office furniture and fixtures	470	24
Leasehold improvements	130	—

	1,007	30
Less accumulated depreciation and amortization	(162)	(2)

	$845	$28

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Redeemable convertible preferred stock and convertible preferred stock are issuable in series, with rights and preferences designated by series. The shares that were designated and outstanding as of December 31, 1999 are listed below (In thousands).

			Dollar Amounts
	Number of shares
					Cumulative Undeclared Preferred Dividends
	Designated	Issued and Outstanding	Aggregate Liquidation Preference	Carrying Amount
Redeemable convertible preferred stock:
Series A-2	6,000	6,000	$7,500	$6,760	$365
Series B	5,200	—	—	—	—

	11,200	6,000	7,500	6,760	365
Accretion of preferred stock	—	—	—	657	—

	11,200	6,000	7,500	7,417	365
Convertible preferred stock:
Series A-1	1,835	1,835	2,294	4,507	125
Series A-3	6,000	—	—	—	—
Series A-4	1,835	—	—	—	—
Series B-1	5,200	—	—	—	—

	14,870	1,835	2,294	4,507	125

Total	26,070	7,835	$9,794	$11,624	$490

    On January 7 and January 27, 2000, the Company issued 4,876,916 aggregate shares of Series B redeemable convertible preferred stock at $5.59 per share for aggregate proceeds of $27.3 million. The Company incurred approximately $1.4 million of issuance costs.

    On January 7, 2000, pursuant to the terms of the collaboration agreement with Connetics, the Company also issued to Connetics 89,445 shares of Series B redeemable convertible preferred stock. This stock issuance has been reflected as a return of capital to Connetics in the accompanying

F–20

December 31, 1999 financial statements as the Company had concluded that the event triggering the issuance (the closure of the Series B financing) was probable at December 31, 1999.

    The deemed fair value of the common stock at the date of issuance of the Series B redeemable convertible preferred stock was determined to be $12.60 per share. As a result, the Company recorded a deemed dividend of $27.8 million for the Series B issuances in January 2000. The deemed dividend was recorded by offsetting charges and credits to additional paid in capital, without any effect on total stockholders' equity. The amount increased the loss applicable to common stockholders in the calculation of basic net loss per share for the year ended December 2000.

    Upon the completion of the Company's initial public offering on March 24, 2000, all redeemable convertible preferred shares were converted on a one for one basis into shares of common stock of the Company.

Common Stock Subject To Repurchase

    In connection with the issuance of common stock to founders and the exercise of options pursuant to the Company's 1999 and 2000 Stock Option/Stock Issuance Plan, employees and non-employee directors entered into restricted stock purchase agreements with the Company. Under the terms of these agreements, the Company has a right to repurchase any unvested shares at the original exercise price of the shares. With continuous employment or services provided to the company, generally the repurchase rights lapse at a rate of 20% at the end of the first year and at a rate of 1/48th of the remaining purchased shares for each continuous month of service thereafter. Total shares subject to repurchase by the Company were 935,000 and 663,000 as of December 31, 2000 and 1999, respectively.

Stock Compensation Plans

    In 1999, the Company adopted the 1999 Stock Option/Stock Issuance Plan ("1999 Plan"). The 1999 Plan provides for the granting of options to purchase common stock and the issuance of shares of common stock, subject to Company repurchase rights, to directors, employees and consultants. Certain options are immediately exercisable, at the discretion of the board of directors. Shares issued pursuant to the exercise of an unvested option are subject to the Company's right of repurchase which lapses over periods specified by the board of directors, generally five years from the date of grant. In March 2000, the Company terminated all remaining unissued shares under the 1999 Plan.

    In January 2000, the Board of Directors adopted the 2000 Equity Incentive Plan and the 2000 Non-Employee Directors' Stock Option Plans. A total of 2,000,000 shares of common stock were reserved for issuance under the 2000 Equity Incentive Plan and 180,000 shares under the 2000 Non-Employee Directors' Stock Option Plan.

    The 2000 Equity Incentive Plan and 2000 Non-Employee Directors' Stock Option Plans provide for the granting of options to purchase common stock and the issuance of shares of common stock, subject to the Company's repurchase rights, to directors, employees and consultants. Certain options are immediately exercisable, at the discretion of the board of directors. Shares issued pursuant to the exercise of an unvested option are subject to the Company's right of repurchase which lapses over periods specified by the board of directors, generally four years from the date of grant.

F–21

    The stock option activity is summarized as follows:

	Outstanding Options
	Shares available for grant	Number of shares	Weighted average price per share
Balance at February 25, 1998	—	—	—
Authorized	—	—	—
Granted	—	—	—
Cancelled	—	—	—
Exercised	—	—	—

Balance at December 31, 1998	—	—	—
Authorized	2,000,000	—	—
Granted	(1,170,000)	1,170,000	$0.125
Cancelled	—	—	—
Exercised	—	(180,000)	$0.125

Balance at December 31, 1999	830,000	990,000	$0.125
Authorized	2,180,000	—	—
Shares terminated under 1999 plan	(121,584)	—	—
Granted	(1,370,500)	1,370,500	$14.34
Cancelled	63,334	(63,334)	$10.09
Exercised	—	(1,074,513)	$0.43
Repurchased	123,750	—	$0.125

Balance at December 31, 2000	1,705,000	1,222,653	$15.27

    The following table summarizes information about options outstanding at December 31, 2000:

Options outstanding
				Options exercisable
		Weighted average remaining contractual life
Range of exercise prices	Number of shares		Weighted average exercise price	Number of shares	Weighted average exercise price
$0.125	70,528	8.9	$0.125	70,528	$0.125
$1.12	117,625	9.0	$1.12	117,625	$1.12
$4.50	559,500	9.1	$4.50	559,500	$4.50
$19.875–$28.00	269,000	9.4	$26.04	—	—
$39.875–$53.00	206,000	9.8	$43.75	—	—

	1,222,653		$15.27	747,653	$3.56

Employee Stock Purchase Plan

    To provide employees with an opportunity to purchase common stock of InterMune through payroll deductions, InterMune established the 2000 Employee Stock Purchase Plan. Under this plan, employees, subject to certain restrictions, may purchase shares of common stock at 85% of the fair market value at either the date of eligibility for enrollment or the date of purchase, whichever is less. As of December 31, 2000, the Company had issued a total of 4,997 shares under this plan, and 195,003 shares remain available for future issuance.

F–22

    The fair value of the employees' purchase rights was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the year 2000; risk free interest rate of 6.0%, dividend yield of zero, an expected volatility factor of the market price of InterMune common stock of 90%; and an expected life of six months. The weighted-average fair value for shares issued under the employee stock plan for 2000 was $20.74.

Pro Forma Information

    In accordance with the provisions of SFAS 123, we apply APB Opinion No. 25 and related interpretations in accounting for our stock option plans and, accordingly, do not recognize compensation cost for options granted with exercise prices not less than fair value on the date of grant. If we had elected to recognize compensation cost based on the fair value of the options granted at grant date and including stock purchases under the Employee Stock Purchase Plan as prescribed by SFAS 123, our net loss and net loss per share numbers would have been decreased to the pro forma amounts indicated in the table below. Earnings per share for 1998 has not been presented as we were a wholly owned subsidiary of Connetics during 1998.

	Years ended December 31,
	2000	1999
	(In thousands except per share data)
Net loss applicable to common stockholders:
As reported	$(52,277)	$(7,006)
Pro forma	$(52,541)	$(7,006)
Net loss per share:
As reported	$(3.05)	$(9.12)
Pro forma	$(3.07)	$(9.12)

    We estimate the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Years ended December 31,
	2000	1999
Expected stock price volatility	90%	70%
Risk-free interest rate	6.0%	6.0%
Expected life (in years)	8.7	5.0
Expected dividend yield	—	—

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, our management does not believe that the existing models necessarily provide a reliable single measure of the fair value of its options. The weighted average fair value of options granted was $19.27 in 2000 and $0.08 in 1999. No options were granted in 1998.

F–23

    The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years.

Common Stock

    On March 29, 2000, the Company closed an initial public offering, in which the Company sold 6,250,000 shares of common stock at a price of $20.00 per share, raising $125.0 million in gross proceeds. The Company received offering proceeds of $115.0 million, net of $8.8 million in aggregate underwriters discounts and commissions and $1.2 million in related expenses. On the closing of the initial public offering, each outstanding share of preferred stock was converted into one share of common stock.

    On August 18, 2000, the Company closed a private financing, in which the Company sold 2,000,000 shares of common stock at a price of $38.00 per share, raising $76.0 million in gross proceeds. The Company received net proceeds of $71.1 million after deducting placement agent fees of $4.6 million and expenses of $0.3 million.

    InterMune's Certificate of Incorporation provides for the issuance of up to 45,000,000 shares of common stock. The holder of each share of common stock has a right to one vote.

    At December 31, 2000, common stock subject to future issuance is as follows:

Outstanding common stock options	1,222,653
Common stock available for grant under stock option plan	1,705,000
Common stock available for grant under the 2000 Employee Stock Purchase Plan	195,003

3,122,656

Stock Compensation

    In January 2000, the Company issued 133,000 options to purchase shares of common stock at a weighted average exercise price of $0.37 per share to consultants in exchange for research and development consulting services. Compensation expense is recorded as the options vest based upon the fair value of the options, determined using the Black-Scholes pricing model.

    In connection with the grant of certain stock options to employees for the years ended December 31, 2000 and 1999, the Company recorded deferred stock compensation of approximately $8.6 million and $5.6 million, respectively. These amounts represent the difference between the fair value of the common stock and the option exercise price at the date of grant. The Company recorded amortization of deferred stock compensation of approximately $6.7 million and $345,000 for the years ended December 31, 2000 and 1999, respectively. Deferred stock compensation expense is being amortized using the graded vesting method over the vesting period of the individual award, generally five years. This method is in accordance with Financial Accounting Standards Board Interpretation No. 28. The amortization expense relates to options awarded to employees in all operating expense categories. The amortization of deferred stock compensation has been separately allocated to these categories in the financial statements. The amount of deferred compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

F–24

InterMune Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

8. INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income tax purposes. Significant components of the Company's deferred tax assets as follows (In thousands):

	December 31, 2000	December 31, 1999

Deferred tax assets:
Net operating loss carryforwards	$8,700	$3,000
Research and development credits	440	100
Other	790	1,800
Total deferred tax assets	9,930	4,900
Valuation allowance	(9,930)	(4,900)

Net deferred tax assets	$—	$—

    Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $5.0 million and $2.5 million during 2000 and 1999, respectively.

    As of December 31, 2000, the Company had net operating loss carryforwards for federal income tax purposes of approximately $22.0 million which expire in the years 2018 through 2020 and federal research and development credits of approximately $200,000 which expire in the years 2018 through 2020.

    Utilization of the Company's net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

9. COMMITMENTS

Leases

    In December 1999, the Company entered into a facility lease of office space that extends through December 2004. Total rent expense under this lease was approximately $247,000 in 2000 and $19,000 in 1999. In December 2000, the Company entered into 10-year lease of an additional 55,000 square feet located near the current facility.

F–25

    The following is a schedule by year of future minimum lease payments at December 31, 2000 (In thousands):

Year	Operating Leases

2001	$2,152
2002	3,187
2003	3,313
2004	3,429
2005	3,292
Thereafter	19,898

$35,275

    On December 18, 1999, the Company entered into a facility-operating lease requiring a letter of credit secured by a restricted cash balance with the Company's bank. The amount of the letter of credit approximates 12 months of operating rent payable to the landlord of the facility.

10. SAVINGS PLAN

    On May 1, 1999, the Company adopted a 401(k) defined contribution plan that covers all full time employees, as defined, who meet certain length-of-service requirements. Employees may contribute up to a maximum of 15% of their annual compensation (subject to a maximum limit imposed by federal tax law). The Company makes no matching contributions.

11. SUBSEQUENT EVENTS

    On January 10, 2001, the Company announced it had acquired worldwide rights to Amphotec® from ALZA Corporation. The transaction terms include an upfront license fee of $9.0 million, milestone payments based upon sales levels and the development of Amphotec® in combination with ACTIMMUNE®, and royalties payable upon net sales levels. Amphotec® is an FDA-approved lipid-complexed form of amphotericin B indicated for the treatment of invasive aspergillosis, a life-threatening fungal infection.

    On March 26, 2001, the Company announced the formation of an international strategic partnership with Boehringer Ingelheim International GmbH, to develop and commercialize interferon gamma-1b under Boehringer Ingelheim's trade name, Imukin®, in all countries outside of the United States, Canada and Japan. Indications to be developed include idiopathic pulmonary fibrosis (IPF), tuberculosis, systemic fungal infections, chronic granulomatous disease (CGD) and osteopetrosis, as well as additional indications to be agreed upon later. Under the agreement, InterMune will fund and manage clinical and regulatory development of interferon gamma-1b for all disease indications. The two companies will share in the profits from commercializing interferon gamma-1b through a specified royalty schedule.

F–26

12. QUARTERLY FINANCIAL DATA (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	TOTAL YEAR
	(In thousands except per share amounts)
2000:
Product sales, net	$106	$3,027	$3,831	$4,237	$11,201
Loss from operations	(6,040)	(9,053)	(7,926)	(9,520)	(32,539)

Net loss	(5,632)	(6,899)	(5,417)	(6,298)	(24,246)
Preferred stock accretion	(269)	—	—	—	(269)
Redeemable preferred stock dividend	(27,762)	—	—	—	(27,762)

Net loss applicable to common stockholders	$(33,663)	$(6,899)	$(5,417)	$(6,298)	$(52,277)
Historical basic and diluted net loss per common share	$(11.17)	$(0.33)	$(0.25)	$(0.27)	$(3.05)
Pro forma net loss per common share	$(2.33)	$(0.33)	$(0.25)	$(0.27)	$(2.61)
1999:
Product sales, net	$—	$—	$—	$556	$556
Loss from operations	(882)	(2,164)	(1,300)	(2,057)	(6,403)

Net loss	(824)	(2,146)	(1,306)	(2,073)	(6,349)
Preferred stock accretion	—	(164)	(247)	(246)	(657)

Net loss applicable to common stockholders	$(824)	$(2,310)	$(1,553)	$(2,319)	$(7,006)
Historical basic and diluted net loss per common share	$—	$(3.28)	$(1.33)	$(1.93)	$(9.12)
Pro forma net loss per common share	$(0.12)	$(0.29)	$(0.16)	$(0.23)	$(0.82)

F–27

INTERMUNE, INC.

CONDENSED BALANCE SHEETS
(Unaudited, in thousands, except share and per share data)

	March 31, 2001	December 31, 2000
ASSETS
Current assets:
Cash and cash equivalents	$31,881	$48,191
Short-term investments, available for sale	143,426	146,329
Accounts receivable, net	2,775	1,800
Inventories	1,920	1,049
Product revenue rights from Connetics	741	2,633
Other current assets and prepaid expenses	541	552

Total current assets	181,284	200,554
Property and equipment, net	894	845
Acquired product rights, net	8,775	—
Restricted cash balance	1,675	250

	$192,628	$201,649

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$3,443	$3,874
Accrued payroll	619	638
Payable to Connetics	—	912
Royalty payable to Genentech	1,787	424

Total current liabilities	5,849	5,848
Commitments
Stockholders' equity:
Convertible preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding at March 31, 2001 and December 31, 2000, respectively	—	—
Common stock, $0.001 par value, 45,000,000 shares authorized; 23,943,889 and 23,897,954 shares issued and outstanding at March 31, 2001 and December 31, 2000, respectively	24	24
Additional paid-in capital	239,897	239,620
Notes receivable from stockholder	(69)	(95)
Deferred stock compensation	(5,950)	(7,188)
Accumulated other comprehensive income	113	107
Accumulated deficit	(47,236)	(36,667)

Total stockholders' equity	186,779	195,801

	$192,628	$201,649

See accompanying notes to Condensed Financial Statements.

F–28

INTERMUNE, INC.

CONDENSED STATEMENTS OF OPERATIONS
(Unaudited, in thousands, except per share data)

	Three Months Ended March 31,
	2001	2000
Product sales:
Actimmune, net	$4,929	$106
Amphotec, net	613	—

Total net product sales	5,542	106
Costs and expenses:
Cost of goods sold	3,515	55
Amortization of acquired product rights	2,118	—
Research and development	6,775	4,227
Selling, general and administrative	6,453	1,864

Total costs and expenses	18,861	6,146

Loss from operations	(13,319)	(6,040)
Other income (expense):
Interest income	2,780	498
Interest expense	(30)	(90)

Net loss	$(10,569)	(5,632)

Preferred stock accretion		(269)
Deemed dividend on redeemable preferred stock		(27,762)

Net loss applicable to common stockholders		$(33,663)

Historical basic and diluted net loss per common share	$(0.46)	$(11.17)

Weighted average shares used in computing historical basic and diluted net loss per common share	23,032	3,014

Pro forma basic and diluted net loss per common share	$(0.46)	$(2.33)

Weighted average shares used in computing pro forma basic and diluted net loss per common share	23,032	14,338

See accompanying notes to Condensed Financial Statements.

F–29

INTERMUNE, INC.

CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands)

	Three Months Ended March 31,
	2001	2000
Cash flows used for operating activities:
Net loss	$(10,569)	$(5,632)
Adjustments to reconcile net loss to net cash used for operating activities:
Amortization of deferred stock compensation	1,238	758
Issuance of equity instruments for non-cash benefits	198	687
Accretion of long-term obligations payable to Connetics	—	43
Accretion of current obligation payable to Connetics	30	—
Amortization of acquired product rights	225	—
Depreciation and amortization	82	14
Interest receivable on stockholder note	(5)	—
Changes in operating assets and liabilities:
Current and other assets	(3,260)	243
Current liabilities	(450)	903
Payable to Connetics	950	(1,285)
Royalty payable to Genentech	1,363	(1,052)

Net cash used for operating activities	(10,198)	(5,321)
Cash flows from investing activities:
Purchase of property and equipment	(131)	(393)
Purchase of acquired product rights	(9,000)	—
Purchases of available-for-sale securities	(115,177)	(135,622)
Sales and maturities of available-for-sale securities	118,086	124,179

Net cash used by investing activities	(6,222)	(11,836)
Cash flows from financing activities:
Return of capital to parent (Connetics)	—	(1,000)
Proceeds from issuance of common stock, net	110	115,947
Proceeds from redeemable preferred stock, net	—	25,838

Net cash provided by financing activities	110	140,785

Net increase (decrease) in cash and cash equivalents	(16,310)	123,628
Cash and cash equivalents at beginning of period	48,191	3,772

Cash and cash equivalents at end of period	$31,881	$127,400

Supplemental disclosure of cash flow information:
Short-term obligation return on capital (Connetics)	$—	$500
Deferred stock compensation	—	8,583

See accompanying notes to Condensed Financial Statements.

F–30

INTERMUNE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

    In the opinion of the management of InterMune, Inc. ("InterMune," "we," "our," or "us"), the accompanying unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position, results of operations and cash flows for the periods presented. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Certain information and footnote disclosures usually included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements should be read in conjunction with our annual report filed on Form 10-K for the year ended December 31, 2000. The results of operations for the interim periods presented are not necessarily indicative of results that may be expected for any other interim period or for the full fiscal year.

Revenue Recognition

    Revenues from product sales are recognized upon shipment when title passes to the customer, net of allowances for estimated returns, rebates and chargebacks. We are obligated to accept from customers the return of pharmaceuticals that have reached their expiration date. We monitor product ordering cycles and actual returns, product date codes and wholesale inventory levels to estimate potential product return rates. We believe that our product return reserves are adequate, and we have not experienced any significant returns of expired product.

Inventories

    Inventories consist principally of finished goods products that are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

Comprehensive Income (loss)

    InterMune has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The only component of other comprehensive income is unrealized gain and losses on available-for-sale securities. Comprehensive loss amounted to $10,563,000 and $5,632,000 for the three months ended March 31, 2001 and 2000, respectively.

Net Loss Per Share

    Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Shares subject to repurchase are deducted from the outstanding shares in arriving at the weighted average shares outstanding. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. We excluded potentially dilutive securities, composed of incremental common shares issuable upon the exercise of stock options

F–31

and common shares issuable on conversion of preferred stock, from historical diluted loss per share because of their anti-dilutive effect.

    Pro forma net loss per share has been computed as described above and also gives effect to common equivalent shares arising from preferred stock that automatically converted upon the closing of InterMune's initial public offering on March 24, 2000 (using the as-if converted method from original date of issuance). The pro forma net loss per share for the three months ended March 31, 2000, includes the impact of the deemed preferred stock dividend and excludes the preferred stock accretion.

    The calculation of historical and pro forma basic and diluted net loss per share is as follows (in thousands, except per share data):

	Three months ended March 31,
	2001	2000
Historical basic and diluted:
Net loss	$(10,569)	$(5,632)
Preferred stock accretion	—	(269)
Deemed dividend to preferred shareholders	—	(27,762)

Net loss allocable to common shareholders	$(10,569)	$(33,663)

Weighted-average shares of common stock outstanding	23,913	4,264
Less: weighted-average shares subject to repurchase	(881)	(1,250)

Weighted-average shares used in computing basic and diluted net loss per common share	23,032	3,014

Basic and diluted net loss per common share	$(0.46)	$(11.17)

Pro forma basic and diluted:
Net loss allocable to common stockholders	$(10,569)	$(33,663)
Add: Preferred stock accretion	—	269

Net loss before preferred stock Accretion	$(10,569)	$(33,394)

Shares used above	23,032	3,014
Pro forma adjustment to reflect weighted average effect of assumed conversion of preferred stock	—	11,324

Weighted-average shares used in computing pro forma basic and diluted net loss per common share	23,032	14,338

Pro forma basic and diluted net loss per common share	$(0.46)	$(2.33)

Product Acquisition Costs

    Initial payments for the acquisition of products that, at the time of acquisition by InterMune, are already marketed or are approved by the FDA for marketing (or for which such approval is imminent) are capitalized and amortized ratably over the estimated life cycle of the products, typically ten years. At the time of acquisition, the product life cycle is estimated based upon the term of the agreement, the patent life of the product and, for products that are no longer covered by patents, the product's historical profitability trend since it has been off patent and management's assessment of future sales and profitability of the product. This estimate is assessed regularly during the amortization period and the asset value or useful life would be adjusted when appropriate. Accumulated amortization of these costs was $225,000 at March 31, 2001.

F–32

New Accounting Standards

    Effective Janaury 1, 2001, we adopted Financial Accounting Standards Board (FASB) No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting under SFAS 133. We did not hold any derivative instruments or engage in any hedging activities as of March 31, 2001.

Acquisition Activity and New Agreement

    On January 5, 2001, we acquired worldwide rights to Amphotec® from ALZA Corporation. The transaction terms include an upfront license fee of $9.0 million which has been capitalized, milestone payments based upon sales levels and the development of Amphotec® in combination with Actimmune®, and royalties payable upon net sales levels. Amphotec® is an FDA-approved lipid-complexed form of amphotericin B indicated for the treatment of invasive aspergillosis, a life-threatening fungal infection.

    In March 2001, we announced the formation of an international strategic partnership with Boehringer Ingelheim International GmbH, to develop and commercialize interferon gamma-1b under Boehringer Ingelheim's trade name, Imukin®, in all countries outside of the United States, Canada and Japan. Indications to be developed include idiopathic pulmonary fibrosis (IPF), tuberculosis, systemic fungal infections, chronic granulomatous disease (CGD) and osteopetrosis. Under the agreement, we will fund and manage clinical and regulatory development of interferon gamma-1b for all disease indications.

Name Change

    On April 26, 2001, we changed our name from InterMune Pharmaceuticals, Inc. to InterMune, Inc.

F–33

3,000,000 Shares

Common Stock

PROSPECTUS
June   , 2001

LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC

ROBERTSON STEPHENS

UBS WARBURG

QuickLinks

[GRAPHICAL MATERIAL ON INSIDE FRONT COVER OF PROSPECTUS]
TABLE OF CONTENTS
SUMMARY
Our Business
Our Strategy
THIS OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
Risks Related to Our Business
Other Risks
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
ABOUT THIS PROSPECTUS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
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UNDERWRITING
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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
INDEX TO FINANCIAL STATEMENTS
INTERMUNE PHARMACEUTICALS, INC. BALANCE SHEETS
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
INTERMUNE PHARMACEUTICALS, INC. STATEMENTS OF OPERATIONS
INTERMUNE PHARMACEUTICALS, INC. STATEMENTS OF CASH FLOWS
CONDENSED STATEMENTS OF OPERATIONS
CONDENSED STATEMENTS OF CASH FLOWS
NOTES TO CONDENSED FINANCIAL STATEMENTS